1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2004

China Telecom Corporation Limited

(Translation of registrant's name into English)

31 Jinrong Street, Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

HONGKONG:52346.1

EXHIBITS

Exhibit Number		Page
1.1	Annual report to shareholders for the fiscal year ended December 31, 2003	4

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company's ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 23, 2004

By: ____________________
Name: Zhou Deqiang
Title: Chairman and CEO

Exhibit 1.1

中国电信
CHINA TELECOM




Sharing the Very Best of this Information Age

CUSTOMER FIRST   SERVICE FOREMOST

CONTENTS

China Telecom Corporation Limited (the "Company") is a joint stock limited company established pursuant to the PRC Company Law by China Telecommunications Corporation as its sole promoter on 10 September 2002.

We are the leading provider of wireline telecommunications services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province in China. Our scope of business includes the following:

(1) operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2) providing voice, data, image, multimedia telecommunications and information services based on the wireline networks;

(3) providing international services and conducting accounts settlement with overseas operators in accordance with state regulations; and

(4) providing telecommunication and information-related system integration, technological development, technical services, information consulting, and conducting design, manufacture, sales and installation of telecommunications equipment.

Our H shares and American Depositary Shares ("ADS") are listed on the Stock Exchange of Hong Kong and the New York Stock Exchange since 15 November 2002 and 14 November 2002 respectively.

Chinese registered name:	中国电信股份有限公司
English name:	China Telecom Corporation Limited
Authorised representative:	Zhou Deqiang
Company secretary:	Li Ping
International auditors:	KPMG
Legal advisers:	Jingtian & Gongcheng Freshfields Bruckhaus Deringer Sullivan & Cromwell LLP
Registered address:	31 Jinrong Street, Xicheng District, Beijing, 100032 PRC
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728
Website:	www.chinatelecom-h.com
H share registrar:	Computershare Hong Kong Investor Services Limited 1712–1716, 17th Floor Hopewell Centre 183 Queen's Road East, Wanchai Hong Kong
ADS depositary:	Bank of New York 101 Barclay Street New York, NY 10286 The United States of America
Listings:	
H shares:	The Stock Exchange of Hong Kong Limited stock code: 728
ADS:	New York Stock Exchange, Inc. stock code: CHA



Dear Shareholders,

China Telecom Corporation Limited performed with vitality in 2003. We have increased our overall strength significantly through our continuing efforts in innovation, solid execution, reforms and management improvement. Setting our goal to become "a world-class telecommunications operator" and our corporate objective to "maximise shareholders' value", we seized opportunities to accelerate growth. Further developing our business model of "market-oriented", "customer-centered" and "return-driven", we have significantly increased and enhanced our profitability and investment value. In 2003, while maintaining the pace of our organic growth, we also achieved external expansion through the successful acquisition of the telecommunications businesses from China Telecommunications Corporation in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province. Consequently, our market leadership position has been further consolidated.

REVIEW OF 2003

In a favourable environment of China's fast growing and strong economy, we upheld our priority in developing our business and achieved positive results in 2003.

Our revenue for 2003 reached RMB118,451 million, an increase of 8.1% from our restated revenue for 2002. Operating expenses reached RMB86,003 million, an increase of 2.9% from our restated operating expenses for 2002. The growth rate of our expenses was lower than the growth rate of our revenue. Net profit reached RMB24,686 million and net profit margin was 20.8%. Our basic earnings per share was RMB0.33.

Our core businesses had outstanding performance in 2003. The wireline telephone services, our pillar business, maintained stable growth and provided us with a steady cash flow. Driven by the strong demand, our wireless local services grew rapidly to become a new driving force of our voice services and mitigated the substitution effect of mobile services. Our broadband Internet services has been our most rapidly growing line of service and has enormous potential.

As of the end of 2003, our wireline telephone subscriber base reached 118 million, an increase of 21.30 million subscribers, or 22.0%, from year-end 2002. Of this increase in our subscriber base, the number of our wireless local subscribers reached 18.35 million, an increase of 11.10 million, or 153.3%, from year-end 2002. The number of our broadband Internet subscribers reached 5.63 million, an increase of 3.76 million, or 200.4%, from year-end 2002. The steady growth in our local telephone subscriber base has strengthened our leading market position, while our continuously expanding broadband Internet subscriber base made room for further business growth.

Our successful acquisition of the telecommunications businesses in the six service regions has enabled us to achieve strong external growth, resulting in an increase of 49.15 million local telephone subscribers, an increase of RMB37,071 million in operating revenue and an increase of RMB6,529 million in net profit.

INNOVATION AND IMPLEMENTATION

Our businesses and operations were greatly bolstered by our efforts in innovation, restructuring, and enhanced management in 2003. We continued to focus on implementing our strategies. In particular, we stimulated revenue growth by enhancing our distribution channels, improved operating efficiency by implementing management innovation, increased competitive competence by implementing Business Process Re-engineering ("BPR"), and accelerated management modernisation by utilising information technology.

In 2003, we continued to enhance our distribution channels as a necessary measure for evolving into a market-oriented business. With the establishment of our four major distribution channels and three major customer service units, we have generally completed the structure of a multi-level and seamless distribution channel that provides integrated services with full coverage. Such a unique distribution system has become our core competitive competence. We enhanced the overall competence of our employees in our marketing channels by optimizing our personnel structure, and increased our responsiveness to the market by optimizing our operating processes. We also improved our incentive mechanism by strengthening our merit-based evaluation scheme, such as sales accountability, and advanced support for our sales and services by optimizing our information system. In addition, we built up the service-level-agreement mechanism between the front-end and back-end operations, made timely allocations of network resources and therefore increased our responsiveness to the market in order to provide quality services.

We identified the direction of our management innovation and business focus by benchmarking with the best practices of the top telecommunications operators in the world. We incorporated all of our operating activities with our plans in controlling budget, and strengthened the implementation, supervision and evaluation of our plans. We further centralised and streamlined our financial management system, so as to strengthen our internal control and management on both levels of our headquarters and provincial subsidiaries. Such measures resulted in an efficient control on expenditures, which helped boost our operating performance. By continuously improving our internal control and establishing a multi-level control mechanism, we have effectively minimised our operating and financial risks.

We also made progress in the centralised management of our network resources, which has effectively reduced our maintenance costs for network operations. We optimised the use of our reserved network resources through centralised allotment, which effectively controlled our capital expenditures and further increased the security and reliability of our network operations. In addition, we completed the centralisation of our management for our local network billing system and established a consolidated settlement system at headquarters and provincial levels, which provided further support for our operations. We restructured our network operations and maintenance from a network-oriented system to a market-oriented and customer-oriented system, which consequently improved our network operating efficiency and responsiveness to our front-ends.

Benchmarking with the best practices in the world, we continued to implement BPR in our local branch companies and built up strong strategic business units to enhance our competitive ability. In implementing BPR, we continuously improved our residential customer process, commercial customer process, large enterprise customer process, billing process, investment process, and ongoing responsive local network resources management process. We also optimised the organisational structure of our local branch companies under the principle of centralisation and consolidation. By assigning a key performance indicator quota to each post, each employee bears his or her own operating responsibility. As a result, the market responsiveness and quality of our customer service improved significantly.

In 2003, our information technology made steadfast progress. We formulated an IT Strategic Plan ("ITSP"), setting up the goal for our technological structure to be "unified network platform", "unified data structure", and "unified application and integration platform", and the goal for our organisational structure to be "professionalised IT divisions", "IT budgets" and "IT control processes", thereby establishing a new generation of integrated IT system for China Telecom known as CTG-MBOSS. In our ITSP, our Operation Supporting System (the "OSS"), which focuses on network operations, will help ensure efficient and stable network operations, provide strong support for our marketing activities, and accelerate our responses to the market. Our Business Supporting System (the "BSS"), which focuses on our customers and business, will effectively improve our customers' experience and satisfaction with our services. Our Management Supporting System (the "MSS"), which focuses on our management process, will effectively reduce our administrative expenses and strengthen support to management decisions.

OUTLOOK FOR 2004

The average annual growth rate for China's economy in the past 25 years was 9.4%. The GDP growth rate in 2003 exceeded 9%. Such continuously strong growth in China's economy has created further growth potential in the Chinese telecommunications industry. The Chinese government's goal of further improving its residents' living standards and its strategy for developing information technology have provided robust driving forces for the development of the telecommunications industry in China. In 2004, the government's grand plans for developing China into a strong telecommunications nation will bring invaluable opportunities for our growth.

The regulatory environment in China has become more transparent than ever. We expect that the PRC regulators will continue to focus on regulatory issues such as interconnection and encourage orderly competition in the market.

In 2004, we will seize all opportunities to accelerate growth. To meet the high demand in the wireline telephone market, we will continue to fully leverage on the advantage of our customer base, networks and full business lines, in order to enhance our profitability and maximise our shareholders' value. While maintaining high organic growth, we will continue to expand externally by seeking opportunities for high-quality acquisition targets. We will strive to do our utmost to build China Telecom into a large corporation that is highly competitive worldwide.

We will continue to devote our efforts in serving and repaying our society, and helping develop information technology for China's economy and contributing to the development of China into a strong telecommunications country.

DIVIDEND POLICY IN 2003

Based on our operating results, our Board of Directors will propose to declare a dividend of HK$0.065 per share in the forthcoming Annual General Meeting.

Finally, I would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, supervisors, employees and customers.



Zhou Deqiang
Chairman and Chief Executive Officer

Beijing, PRC
17 March 2004

2003 is China Telecom's first year after completion of its IPO. In the face of the ever-changing competitive environment and the expectations of the capital market, how does China Telecom maintain its fast and healthy growth, improve its operating efficiency and continuously maximise shareholders' value?



The following table sets out major indicators of our business development in 2001, 2002 and 2003.

	2001	2002	2003	Change 2003 over 2002
Local wireline access lines in service (in thousands)	80,834	96,788	118,091	22.0%
Penetration rate of wireline service (%)	15.6%	18.6%	22.8%	4.2pp
Broadband subscribers (in thousands)	483	1,874	5,630	200.4%
Local voice usage (pulses in millions)	250,050	274,538	294,174	7.2%
Total dial-up usage (minutes in millions)(1)	73,753	71,851	52,716	-26.6%
Dial-up usage (minutes in millions)	64,661	57,148	38,511	-32.6%
Domestic long distance usage (minutes in millions)	42,700	46,793	53,809	15.0%
International, Hong Kong, Macau and Taiwan long distance usage (minutes in millions)	1,561	1,493	1,618	8.4%
DDN Ports (in thousands) (in 64K equivalents)	222.4	278.3	366.1	31.6%
FR Ports (in thousands) (in 128K equivalents)	27.7	39.8	76.8	93.0%
ATM Ports (in thousands) (in 2M equivalents)	8.0	15.9	16.9	6.6%
2M digital circuits leased (lines in thousands)	113.6	122.7	128.6	4.8%
Penetration rate of caller ID (% of lines in service)	28.3%	41.5%	53.7%	12.2pp

Note: (1) including dial-up usage from customers of other ISPs.

On 31 December 2003, we acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (the "Acquired Companies") from China Telecommunications Corporation (the "Acquisition"). Our service regions have expanded from 4 to 10 provinces (including provinces, autonomous regions and municipalities, hereafter referred to as "regions"). For comparative purposes, the financial and operating data referred to herein for 2001, 2002 and 2003 are presented on such a basis as if our service regions have been 10 regions since 1 January 2001.

In 2003, we remained committed to our development strategy of combining organic growth and external growth. We fully utilised our strengths in customer base, network infrastructure and brand name. We customised our strategy to respond rapidly to the market and enhanced our distribution channels in order to significantly improve our service quality. We also optimised our compensation mechanism, encouraged management innovation, and improved our management and operations, which ensured significant development in our core businesses in 2003.

Our revenue increased to RMB118,451 million in 2003 by 8.1% from 2002. Local telephone services grew steadily, contributing 2.8 percentage points to our revenue growth. Internet services developed rapidly and contributed 3.0 percentage points to our revenue growth. Our wireline value-added services also became new areas for growth.

We achieved effective external growth through the acquisition of the telecommunications businesses in the six regions of China in 2003. The acquisition boosted our revenue growth and provided us with additional opportunities for long-term development.

Contribution to revenue growth


(%)
3.0
2.8
2.8
0.5
0.1
-0.2
-0.3
-0.6
Internet
VAS & Other services
Local Telephone
Interconnection
Managed Data
Long Distance
Leased Line
Upfront connection fee

Revenue mix


2003
Local Telephone (49.0%)
Long Distance (20.0%)
Internet (6.9%)
Upfront connection fee (6.7%)
VAS & Other services (6.6%)
Interconnection (5.4%)
Leased Line (3.3%)
Managed Data (2.1%)

Local telephone services

Revenue from local telephone services, our pillar business, reached RMB58,021 million in 2003, an increase of 5.5% from 2002. Local telephone services revenue represented 49.0% of our total revenue in 2003.

Our wireline subscriber base continued to expand rapidly, as the total number of our subscribers reached 118 million at the end of 2003, an increase of 21 million, or 22.0%, from the end of 2002. Total wireless local access service subscribers reached 18.35 million at the end of 2003, representing an increase of 11.10 million, or 153.3%, from year-end 2002. The average cost of investment per line decreased 12% from 2002, which further increased our return on investment. Wireless local access



Wireless local access service, an extension to our wireline telephone business, has become part of services using our public telecommunications network in our service regions. Wireless local access service provides limited mobility at relatively lower tariff and good voice quality. It is considered more environmentally friendly. These recent years have witnessed significant development in this service.

services effectively reduced the diversion to mobile telephone services by satisfying the needs of certain subscriber groups. It also contributed to the growth in local wireline revenue.


CHINA TELECOM
CHINA TELECOM

Local telephone subscriber mix


2002
2003

	2002	2003
Residential	74.6%	67.2%
Enterprise	12.9%	11.6%
Public Telephones	5.0%	5.7%
Wireless Local Access	7.5%	15.5%

Local voice usage continued to grow steadily and reached 294.2 billion pulses in 2003, an increase of 7.2% from 2002. Our dial-up Internet access usage was 52.7 billion pulses in 2003, a decrease of 26.6% from 2002. Such a decline was mainly due to the migration of customers from our dial-up Internet services to our broadband Internet services.

We have taken various measures to respond to intensified competition in the market in 2003. In particular, we have focused on enhancing our distribution channels and closely monitored the service needs of major customer groups and implemented sales and service accountability. We also improved our product design and increased the promotion of product packages and various fee plans. These efforts have enabled us to effectively prevent the diversion of local voice usage and have accelerated our revenue growth.

Local voice usage monthly growth rates over the same period in 2002


(%)
6.3
7.6
1.6
3.1
6.6
8.1
7.1
7.7
9.1
9.0
11.8
12.3
1
2
3
4
5
6
7
8
9
10
11
12

Broadband and other Internet services

Internet services performed strongly in 2003. Revenue from Internet services reached RMB8,160 million in 2003, an increase of 66.1% from 2002. Revenue from Internet services represented 6.9% of our total revenue. As a result of the strong demand in broadband services, the total number of our broadband subscribers reached 5.63 million in 2003, an increase of 3.76 million, or 200.4%, from 2002. In terms of numbers, our broadband subscribers represented 4.8% of our total local telephone subscribers at the end of 2003, which presents great potential for further growth.



We have fully leveraged on our dominant position in local access networks, extensive distribution network and high-quality customer services in promoting various broadband access services, especially ADSL services. As a result, we have further strengthened our leading position in the broadband services market. We took various measures to accelerate the penetration of broadband services and expand broadband customer base and coverage. Such measures included packaging our broadband services with other services we offer, packaging our broadband services with other companies' sales of personal computers, and enhancing our long-term cooperation with Internet cafes and other owners of local access networks. In addition, through cooperating with contents and applications providers and promoting the integration of broadband access with contents and applications, we have focused on creating a win-win broadband industry value chain. We successfully developed various broadband value-added service platforms such as ChinaVnet and e-Customs to explore additional opportunities for our broadband access services. We believe that our broadband services will maintain high growth rates in the years ahead and will become one of our pillar businesses.





ChinaVnet is a nationwide brand name for our Internet application services. We fully leverage on our customer base, network infrastructures, application sub-platforms, distribution channels, customer service and promotion channels in developing our ChinaVnet service. Through integration of our Internet access services and the contents and applications provided by our partners, we have created a new business model for our Internet services, enriched contents and information applications available to our customers, and improved the business environment for Internet industry. We have been focusing on the support of sustainable development of Internet industry and on the win-win situation for our customers and our ChinaVnet partners.



Broadband subscribers
(in thousands)
CAGR(1) = 241.3%
138
8
337
430
18
1,426
1,461
22
4,147
2001
2002
2003
ADSL
LAN
Others
note: CAGR of total broadband subscribers from 2001 to 2003

Our strategy of premium product positioning has helped maintain a relatively high level of average revenue per subscriber while the number of our broadband subscribers increased rapidly in 2003. We reduced the average cost of investment per line by approximately 20% from 2002 through our centralised purchasing program and achieved significant returns on investment on broadband access services.



Dial-up usage was 38.5 billion minutes in 2003, a decline of 32.6% from 2002. This decrease was mainly due to the migration of customers from our dial-up Internet services to our broadband Internet services. We will continue to foster customer reliance on our Internet services through various fee plans and our "DNET" value-added services, turning dial-up service into an "incubator" for our broadband services.

Value-added services

Our wireline value-added services became new areas of growth in 2003, and contributed significantly to total revenue growth. We continued to promote existing value-added services, such as our caller ID



Just ADSL IT

ADSL (Asymmetrical Digital Subscriber Line) service provides subscribers with asymmetrical upstream and downstream data transmissions through the existing twisted cooper wires (that is, ordinary telephone lines). The upstream and downstream data transmission rates are up to 1Mbps and 8Mbps, respectively. ADSL service is very popular for its high downstream transmission speed, broad bandwidth and outstanding performance, renowned as "Modern Information Highway Express" in western developed countries. Two access methods are currently available namely the "virtual dial-up access" and the "dedicated line access".

and telephone information services. As of the end of 2003, the penetration rate for our caller ID services reached 53.7%, an increase of approximately 10 percentage points from 2002. Total usage for our telephone information services was 1,335 million minutes in 2003, an increase of 112.9% from 2002. In addition, we increased cooperation with additional partners in developing and marketing new value-added services. We successfully launched new services such as "SMS over PHS", "Telephone QQ", and "Wireline SMS". Moreover, we packaged our value-added services with our basic telecommunications services and launched "Broadband New Vision", "Walk with Me" and other products, which significantly increased the customer base and usage of our value-added services.

Long distance services

Our domestic long distance services developed steadily. Revenue from domestic long distance services reached RMB19,888 million in 2003, representing a slight decline of 1.2% from 2002, which is better than the market expectations. Total domestic long distance usage was 53.8 billion minutes in 2003, an increase of 15.0% from 2002. Our domestic long distance services have a market share of 50.6%, approximately 4 percentage points down from 2002. Leveraging on our leading position in this business area, we implemented packaged service strategy and offered flexible VoIP products to respond to competitions. These measures ensured stable development of our domestic long distance services.

Domestic Long Distance Usage and Market Share



(minutes in millions)
65.3%
54.4%
50.6%
42,700
46,793
53,809
34.9%
49.7%
54.2%
2001
2002
2003
VoIP
PSTN
Market share

In 2003, the competition in the international, Hong Kong, Macau and Taiwan long distance market has largely stabilised. Our revenue in this service area grew steadily to RMB3,770 million in 2003, representing an increase of 2.1% from 2002. The international, Hong Kong, Macau and Taiwan long distance usage increased 8.4% from 2002 to 1.6 billion minutes in 2003, while our market share reached 61.5%, nearly 2 percentage points higher than in 2002.

International Long Distance Usage and Market Share


(minutes in millions)
82.8%
59.7%
61.5%
1,561
1,493
1,618
61.3%
51.1%
29.3%
2001
2002
2003
VoIP
PSTN
Market share

Managed data and leased line services

As a result of the accelerated utilisation of information technology in various industries in China, our managed data services continued to grow steadily. Revenue reached RMB2,540 million in 2003, an increase of 4.5% from 2002. Leased bandwidth of our DDN, FR, and ATM services grew by 31.6%, 93.0%, and 6.6%, respectively, from 2002.

Revenue from our leased line services was RMB3,915 million in 2003, a decrease of 7.1% from 2002. As of the end of 2003, we leased out a total of 129,000 digital circuits (in 2Mbps equivalent), an increase of 4.8% from 2002. In 2003, the structure of our leased line services customers changed substantially. Demand for leased line services of other telecommunications operators decreased as a result of the construction of their own transmission networks, while demand of major customers such as government entities, corporations and universities increased. The overall result was a slight increase in demand for our leased line services. The pressure on revenue from leased line services due to the decreased usage by other telecommunications operators has been reduced.

Managed Data Services


(ports in thousands)
366.1
278.3
222.4
76.8
39.8
27.7
8.0
15.9
16.9
2001
2002
2003
DDN (in 64K Equivalent)
FR (in 128K Equivalent)
ATM (in 2M Equivalent)



We will further enhance our marketing efforts on major corporate customers, such as large group companies, and continue to provide product portfolios and solutions that combine network designing, leased line, system integration and network hosting services. By leveraging on our strengths in network infrastructure, technology and maintenance, we will also provide tailored services to major customers and transform ourselves from a network service provider to an integrated solution provider.

Interconnection service

Revenue from interconnection service reached RMB6,444 million in 2003, with net interconnection revenue reaching RMB3,596 million, indicating a steady increase from 2002. As a result of our continuously expanding customer base and the growth of the telecommunications market in China, the volume of inbound local calls through our networks reached 53.6 billion minutes in 2003, an increase of 34.4% from 2002. The volume of inbound long distance calls through our networks also significantly increased from 2002.

Distribution channels and product management

In 2003, we enhanced our distribution channels and improved our dedicated customer management system for large enterprise customers, community manager system, contract system for customers in rural areas and customer service hotline 10000. By reallocating our employees from back-end network support to front-end sales positions, we quickly expanded our sales team by approximately 60% to provide full coverage for all our customer groups. We made significant improvements in market responsiveness and service quality by optimizing the internal processes between our back-end and front-end operations. We improved professional training of our sales team and effectively motivated them by fully implementing an evaluation system and linking compensation to revenue generation and service quality. We also improved our information system in order to provide strong support for our distribution channels. In addition to the development of our own distribution channels, we also developed a comprehensive network of agents. The two systems complemented each other and achieved effective results in promoting our services to our target customers. Our improved distribution channels, one of our new competitive advantages, played an important role in ensuring our revenue growth in 2003 and enhanced our core competitiveness.



We continued to develop new products and services, with an emphasis on our strengths in diversified businesses. We introduced various product portfolios and fee plans for local voice, long distance, broadband and value-added services based on customer segmentation. We thereby expanded our customer base and enhanced customer stickiness to our services. The implementation of packaged services strategy achieved significant results. The gradual promotion of packaged services and fee plans plays an important role in expanding our customer base and maintaining revenue growth.

External growth

The successful acquisition of telecommunications businesses in six regions led to accelerated overall revenue growth, with local telephone subscribers and broadband subscribers in the six regions increasing at rates of 23.1% and 239.7% respectively, which are higher than those of the four regions. As of the end of 2003, the penetration rate for local wireline services was 16.6% within the six regions, significantly lower than the 31.4% level in our original four service regions, which provided us with growth potential. The acquisition successfully facilitated our external growth and formed a solid foundation for sustainable growth in the future.


Population : 223 million
Local telephone subscribers : 69 million
Local telephone penetration : 31.4%
Broadband subscribers : 3.95 million
Population : 528 million
Local telephone subscribers : 118 million
Local telephone penetration : 22.8%
Broadband subscribers : 5.63 million
Four Original Service Regions
Six Newly-Acquired Service Regions

Note: the population figures are those as at the end of 2003.

We set our goal in 2003 to become a **"world-class telecommunications operator"**. We pursued this goal by organic growth as well as external expansion, whilst improving our distribution channels, business processes and IT infrastructure to implement a people oriented management philosophy. Through the relentless efforts of all our staff, we achieved excellent results in 2003.





Mr. Zhou Deqiang, age 62, is Chairman of our Board of Directors and Chief Executive Officer of our company in charge of our overall management. Mr. Zhou is a professor-level Senior Engineer. He graduated in 1968 from Nanjing Institute of Posts and Telecommunications with a degree in wireline telecommunications. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhou served as Vice Minister of the Ministry of Information Industry, or MII, and its predecessor ministry, the Ministry of Posts and Telecommunications, or MPT. Deputy Director General and Director General of Anhui Post and Telecommunications Administration, or PTA, and Deputy Chief Engineer of Beijing Long Distance Telephone Bureau. Mr. Zhou is also President of China Telecommunications Corporation. Mr. Zhou has in-depth industry knowledge and 35 years of extensive operational and managerial experience in the telecommunications industry in China.



Mr. Chang Xiaobing, age 47, is Executive Director, President and Chief Operating Officer in charge of market development of our company. Mr. Chang is a professor-level Senior Engineer. He graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining China Telecommunications Corporation in May 2000, Mr. Chang served as Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, Deputy Director General of the Directorate General of Telecommunications, or DGT of the MPT, and Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PTA. Mr. Chang is also Vice President of China Telecommunications Corporation. Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.



Ms. Wu Andi, age 49, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 22 years of financial experience in the telecommunications industry in China.



Mr. Zhang Jiping, age 48, is Executive Director and Executive Vice President in charge of network construction and operations of our company. Mr. Zhang is a professor-level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a post-graduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was Deputy Director General of the DGT of the MPT, and Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also Vice President of China Telecommunications Corporation. Mr. Zhang has 22 years of operational and managerial experience in the telecommunications industry in China.



Mr. Li Ping, age 50, is Executive Director, Executive Vice President and Company Secretary of our company in charge of investor relationship management. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a degree in radio telecommunications and received an MBA degree from the State University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 28 years of operational and managerial experience in the telecommunications industry in China.



Ms. Huang Wenlin, age 50, is Executive Director and Executive Vice President in charge of human resources management of our company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a degree in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organisation Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 29 years of operational and managerial experience in the telecommunications industry in China.



Mr. Wei Leping, age 58, is Executive Director and Executive Vice President in charge of research and development of our company. Mr. Wei is a professor-level Senior Engineer. He graduated in 1970 from Tsinghua University with a degree in radio engineering and received a M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications Corporation in April 2001, Mr. Wei served as Deputy Director of the Telecommunications Research Institute of the MII, Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 26 years of experience in research and development in the telecommunications industry in China.



Mr. Cheng Xiyuan, age 60, is Executive Director of our company. Mr. Cheng is a professor-level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a degree in telecommunications. Prior to joining China Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, and Deputy Director General, Director General and Chief Engineer of Shanghai PTA. Mr. Cheng currently serves as General Manager of China Telecom Group Shanghai Corporation and has 35 years of operational and managerial experience in the telecommunications industry in China.



Mr. Zhang Youcai, age 63, is independent non-executive Director of our company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a degree in inorganic chemistry. He was formerly a Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.



Mr. Feng Xiong, age 58, is Executive Director of our company. Mr. Feng is a professor-level Senior Engineer. He graduated from Tsinghua University in 1970 with a degree in electronic engineering. He received a master's degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 22 years of operational and managerial experience in the telecommunications industry in China.



Mr. Shi Wanpeng, age 67, is independent non-executive Director of our company. He graduated in 1960 from Northern Jiaotong University with a degree in Railway Transportation Management. Mr. Shi is a professor-level Senior Engineer and served as Deputy Director General of Department of Transportation, Director General of Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, and Vice Minister of State Economy Trade Commission. He has more than 40 years of operational and managerial experience in state-owned enterprises and industry development of PRC.



Mr. Vincent Lo Hong Sui, age 56, is an independent non-executive Director of our company. Mr. Lo is the chairman and chief executive of the Shui On Group which he founded 33 years ago. He is also the founding chairman and current president of the Business and Professionals Federation of Hong Kong, a member of The Tenth National Committee of Chinese People's Political Consultative Conference, Vice Chairman of the All-China Federation of Industry and Commerce, the president of the Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, court member of the Hong Kong University of Science and Technology, a member of HK-US Business Council-HK Section, a director of The Real Estate Development Association of Hong Kong, an adviser to the Chinese Society of Macroeconomics, an adviser to Peking University China Center for Economic Research, a council member of the China Overseas Friendship Association, a director of Great Eagle Holdings Limited and a non-executive director of Hang Seng Bank Limited and New World China Land Limited. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999. In 2001, he was named Businessman of the Year by the DHL/South China Morning Post Hong Kong Business Awards, and most recently he received one of the Hong Kong Institute of Directors' "2002 Director of the Year" awards.

Mr. Wang Qi, age 49, is the controller of our company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a Master degree in international management. Prior to joining our company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 29 years of managerial and accounting experience in the telecommunications industry in China.

Ms. Zhang Xiuqin, age 57, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 35 years of operational and managerial experience in the telecommunications industry in China.

Mr. Wang Huanhui, age 59, has been the Supervisor representing employees from 1 April 2003. Mr. Wang is a senior economist, and graduated from Beijing Institute of Posts and Telecommunications in 1969. In August 2000, Mr. Wang was assigned as Director of Supervisors Board of China Telecommunications Corporations. Mr Wang has more than 30 years of operational and management experience in the telecommunications industry in China.

Ms. Zhu Lihao, age 63, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors' Association. She graduated from Beijing Mining College in 1963 with a degree in engineering economics. Ms. Zhu served as Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 41 years of experience in management and auditing.

Mr. Xie Songguang, age 55, is a Supervisor on our Supervisory Committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as Deputy General Manager of China Telecom Group Zhejiang Corporation and has 29 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jing, age 38, is a Supervisor on our Supervisory Committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Deputy Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 19 years of financial and auditing experience in the telecommunications industry in China.

Going forward, we will continue to implement our core value of "**Innovation and Solid Execution**", to perfect a "**market-oriented, customer-centered and return-driven**" business model, to further stimulate our vigor and vitality through reforms and innovations, and to improve our core competitiveness.



Overview

As we and the Acquired Companies were under the common control of China Telecommunications Corporation, our acquisition of the Acquired Companies has been treated as a "combination of entities under common control", which was accounted for in a manner similar to a pooling-of-interests ("as-if-pooling-of-interests accounting"). Accordingly, the assets and liabilities of the Acquired Companies have been accounted for at historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of the Acquired Companies on a combined basis. Unless otherwise indicated in this section, our financial data for the period prior to the acquisition are presented based on those restated amounts.

In 2003, our operating revenue increased while our operating expenses grew at a rate far below the rate at which our revenue increased. Our profit grew significantly. We continued to effectively control our capital expenditures. In addition, we had sufficient operating cash flow. In 2003, we successfully achieved our external expansion through our acquisition of the Acquired Companies. We have maintained an optimised and sound capital structure after the completion of the acquisition of the Acquired Companies.

Our total operating revenue in 2003 grew 8.1% from 2002 to RMB118,451 million. Our operating expenses increased from 2002 by 2.9% to RMB86,003 million in 2003. Our net profit was RMB24,686 million and our basic earnings per share was RMB0.33 for 2003. Our EBITDA[1] was RMB65,369 million in 2003, with an EBITDA margin of 55.2%.

(1) Our EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect the operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

The table below sets forth our total operating revenue, operating expenses, operating profit and net profit, together with the respective figures expressed as a percentage of our total operating revenue for 2002 and 2003,

	Year Ended 31 December			
	2002		2003	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Operating revenue	109,564	100.0%	118,451	100.0%
Operating expenses	83,567	76.3%	86,003	72.6%
Operating profit	25,997	23.7%	32,448	27.4%
Net profit	9,773	8.9%	24,686	20.8%

Operating Revenue

Our total operating revenue grew by RMB8,887 million, or 8.1%, from RMB109,564 million in 2002 to RMB118,451 million in 2003. As the main driving forces for the growth in our operating revenue, local telephone services revenue, Internet services revenue and revenue from other businesses increased RMB3,015 million, RMB3,246 million and RMB3,121 million, respectively, from 2002. In 2003, our long distance services revenue decreased by 0.7% from 2002. Revenue from our managed data and interconnection services increased steadily, while revenue from our leased line services decreased.

The following table sets forth a breakdown of our operating revenue, together with the respective figures expressed as a percentage of our total operating revenue for 2002 and 2003.

	Year Ended 31 December			
	2002		2003	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Wireline telephone services[1]				
Local				
Installation fees	1,575	1.4%	1,831	1.5%
Monthly fees	18,998	17.4%	20,429	17.3%
Local usage fees	34,433	31.4%	35,761	30.2%
Sub-total	55,006	50.2%	58,021	49.0%
Domestic long distance[2]	20,123	18.4%	19,888	16.8%
International, Hong Kong, Macau and Taiwan long distance[2]	3,694	3.4%	3,770	3.2%
Interconnections	5,921	5.4%	6,444	5.4%
Upfront connection fees	8,554	7.8%	7,885	6.7%
Sub-total	93,298	85.2%	96,008	81.1%
Data and Internet services				
Internet	4,914	4.5%	8,160	6.9%
Managed data	2,431	2.2%	2,540	2.1%
Sub-total	7,345	6.7%	10,700	9.0%
Leased line services	4,214	3.8%	3,915	3.3%
Others[3]	4,707	4.3%	7,828	6.6%
Total operating revenue	109,564	100.0%	118,451	100.0%

(1) Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.

(2) Includes revenue from our VoIP long distance services.

(3) Includes primarily revenue from the provision of value-added telecommunications services, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

Local Telephone Services

Our local telephone services remained our pillar business, with revenue growing by 5.5%, from RMB55,006 million in 2002 to RMB58,021 million in 2003, which contributed 49.0% to our total operating revenue. This was primarily due to subscriber growth and usage increase. As of the end of 2003, the total number of our local telephone access lines increased 21.30 million, or 22.0%, from 96.79 million in 2002 to 118 million in 2003. Based on our extensive distribution networks that are close to our customers and our various fee plans and product and service packages, we have effectively reduced the diversion to mobile services and achieved usage increase.

- *Installation Fees.* Upfront installation fees will be amortised over the expected customer relationship period of 10 years. Revenue from upfront installation fees increased by 16.3% from RMB1,575 million in 2002 to RMB1,831 million in 2003, mainly due to continuous increase in the number of access lines in recent years.

- *Monthly Fees.* Revenue from monthly fees increased RMB1,431 million, or 7.5%, from RMB18,998 million in 2002 to RMB20,429 million in 2003, which was primarily due to the increase in the number of our access lines in service.

- *Local Usage Fees.* Revenue from local usage fees increased RMB1,328 million, or 3.9%, from RMB34,433 million in 2002 to RMB35,761 million in 2003, primarily due to an increase in voice usage. Our local usage includes both local voice usage and dial-up Internet usage. Our local usage in 2003 was 346.9 billion pulses and was at the same level as in 2002. While usage of dial-up Internet services (with a lower fee) decreased by 26.6% from 2002, our local voice usage increased 7.2% from 2002 to 294.2 billion pulses in 2003. As a result, our revenue from local usage fees increased in 2003.

Long Distance Telephone Services

Revenue from our long distance telephone services represented 20.0% of our total operating revenue in 2003 and decreased from RMB23,817 million in 2002 to RMB23,658 million in 2003, or 0.7%. This was due to a decrease in actual price caused by the increase in the proportion of VoIP calls. However, the decrease in our long distance services revenue was lower than the 2.4% decrease in 2002. We believe that the risk with regard to long distance telephone services was reduced. The continuous growth in China's economy drives the demand for long distance telephone services in China. We achieved a rapid increase in long distance telephone usage based on our product and service portfolios tailored to customers and our flexible fee strategies.

- *Domestic Long Distance Services.* Domestic long distance revenue decreased by 1.2% from RMB20,123 million in 2002 to RMB19,888 million in 2003. The total transmission volume for our domestic long distance services increased from 2002 by 15.0% to 53.8 billion minutes in 2003. The decrease in domestic long distance revenue was due to a decrease in actual price caused by the increase in the proportion of VoIP calls.

- *International, Hong Kong, Macau and Taiwan Long Distance Services.* International, Hong Kong, Macau and Taiwan long distance services revenue increased by 2.1%, from RMB3,694 million in 2002 to RMB3,770 million in 2003. The transmission volume of our international, Hong Kong, Macau and Taiwan long distance services increased by 8.4% from 2002 to 1.62 billion minutes in 2003.

Internet and Managed Data Services

Total revenue from our Internet and managed data services increased by 45.7%, from RMB7,345 million in 2002 to RMB10,700 million in 2003, which represented 9.0% of our total operating revenue. We have an extensive local access network and service network, which provides strong support for meeting the increasing demand of our customers for Internet and managed data services.

- *Internet Services.* Revenue from our Internet access services continued to increase rapidly by 66.1%, or RMB3,246 million, from RMB4,914 million in 2002 to RMB8,160 million in 2003. Revenue from our Internet services as a percentage of our total operating revenue also increased from 4.5% in 2002 to 6.9% in 2003. This increase was primarily due to the significant increase in broadband revenue caused by the rapid expansion of our broadband subscriber base. The number of our broadband subscribers increased by 3.76 million from the end of 2002 to 5.63 million as of the end of 2003. We believe that revenue from our broadband Internet services will remain a major driver for our revenue increase.

- *Managed Data Services.* Revenue from our managed data services increased by 4.5%, from RMB2,431 million in 2002 to RMB2,540 million in 2003. This increase was primarily due to an increase in our leased bandwidth of managed data services as a result of the continuous economic growth and an increase in the demand for managed data services in our service regions.

Leased Line, Interconnection and Other Services

- *Leased Line Services.* Revenue from leased line services decreased by 7.1% from RMB4,214 million in 2002 to RMB3,915 million in 2003. Usage of our leased line services in 2003 slightly increased from 2002. Demand for our leased line services from corporate customers continued to increase, although offset by the reduced volume of usage of other telecommunications operators since they increased use of their own networks. The decrease in revenue was mainly due to a decrease in price of our leased line services caused by a change in customer mix.

- *Interconnection Services.* Revenue from interconnection fees increased by 8.8%, from RMB5,921 million in 2002 to RMB6,444 million in 2003. This increase was primarily due to an increase in interconnection volume. In 2003, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB3,596 million, representing an increase of 16.3% compared to 2002.

- *Other Businesses.* Revenue from our other businesses increased by 66.3%, from RMB4,707 million in 2002 to RMB7,828 million in 2003. The increase was primarily due to an increase in revenue from our value-added services, and sale and repairs and maintenance of customer-end equipment. In 2003, increase in our revenue from value-added services contributed significantly to our total revenue growth, as we developed and promoted new value-added services and continued to develop traditional value-added services.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective as of 1 July 2001, we ceased charging new subscribers upfront connection fees. Consequently, the amortised amount decreased by 7.8%, from RMB8,554 million in 2002 to RMB7,885 million in 2003.

The table below sets forth the amortisation of our upfront connection fees for each year from 2004 to 2011 based on a 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the Year ended 31 December							
	2004	2005	2006	2007	2008	2009	2010	2011
	(RMB in millions)							
Amortisation of upfront connection fees	6,815	5,475	4,048	2,738	1,690	955	414	83

Operating Expenses

In 2003, our operating expenses were RMB86,003 million, representing an increase of 2.9% from 2002, which is lower than the growth rate of our revenue in 2003. Our network operations and support expenses decreased and our depreciation and amortisation expenses also decreased slightly in 2003. Our selling, general and administrative expenses and our personnel expenses increased, while our interconnection and other operating expenses remained at similar levels to those in 2002.

The following table sets forth a breakdown of our operating expenses, together with the respective figures expressed as a percentage of our total operating revenue for 2002 and 2003:

	For the Year Ended 31 December			
	2002		2003	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Depreciation and amortisation	33,005	30.1%	32,921	27.8%
Network operations and support[1]	24,139	22.0%	22,759	19.2%
Selling, general and administrative[1]	10,235	9.4%	12,176	10.3%
Personnel	13,315	12.2%	15,251	12.9%
Interconnection and other operating expenses	2,873	2.6%	2,896	2.4%
Total operating expenses	83,567	76.3%	86,003	72.6%

(1) Excluding related personnel expenses.

- *Depreciation and Amortisation.* Our depreciation and amortisation expenses was RMB32,921 million in 2003, decreased by 0.3% from 2002. The depreciation and amortisation expenses as a percentage of our operating revenue decreased from 30.1% in 2002 to 27.8% in 2003.

- *Network Operations and Support.* Our network operations and support expenses (excluding related personnel expenses) decreased by 5.7%, from RMB24,139 million in 2002 to RMB22,759 million in 2003, primarily due to a decrease in repair and maintenance expenses as a result of our further centralised control over network maintenance and resources allocation. Our repair and maintenance expenses decreased by 21.8% from 2002 to RMB9,946 million in 2003.

- *Selling, General and Administrative Expenses.* Our selling, general and administrative expenses (excluding related personnel expenses) increased by 19.0%, from RMB10,235 million in 2002 to RMB12,176 million in 2003. The increase in our selling and marketing expenses was due to the expansion of our customer base, which is offset by a decrease in our general and administrative expenses due to our strict expenditure control. We have effectively controlled the increase in the selling, general and administrative expenses.

- *Personnel Expenses.* Our personnel expenses increased by 14.5%, from RMB13,315 million in 2002 to RMB15,251 million in 2003. The increase was primarily due to the further reform of our compensation system after our listing which resulted in a merit-based mechanism and matched our employees' compensation with the prevailing market level. This enables us to maintain our strength in human resources management. We believe that with the further implementation of our compensation reform, the increase in our personnel expenses will gradually slow down.

- *Interconnection and Other Operating Expenses.* Our interconnection and other operating expenses in 2003 increased by RMB23 million, or 0.8%, from RMB2,873 million in 2002 to RMB2,896 million in 2003.

Net Finance Costs

Our net finance costs decreased by 15.4%, from RMB2,144 million in 2002 to RMB1,814 million in 2003. Our sufficient cash flows from operating activities enabled us to repay a large amount of bank loans. Since we have obtained and retained the highest credit ratings from domestic banks in China, we utilised short-term loans to partially replace our long-term loans subject to our financial risk control. This contributes to the decrease in our finance costs.

Income Tax

Our statutory tax rate is 33%. In 2003, our income tax expense was RMB5,933 million, with an effective tax rate of 19.3%. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees from taxable revenue.

Net Profit

In 2003, our operating revenue grew steadily. Our operating expenses were under effective control and operating efficiency continued to improve. Our net profit reached RMB24,686 million, with net profit margin of 20.8%.

Capital Expenditures

Our capital expenditures decreased by 4.9%, from RMB45,014 million in 2002 to RMB42,819 million in 2003.

In 2003, we continued to implement our prudent policy on capital expenditures and further optimised the allocation of our capital expenditures. As one of our focuses, we continued to invest in our access network to respond to the rapid growth in demand of our wireline users, broadband users and managed data users and to strengthen our market leadership position. We fully utilised the capabilities of our existing networks to increase our network utilisation. We had also reduced acquisition cost of equipment through our strengthened project management and centralised purchasing program. The above measures had effectively increased our return on investments.

We expect to fund our capital expenditure needs through a combination of cash flows generated from operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient resources to meet our capital expenditure requirements in the foreseeable future.

Cash Flows and Capital Resources

Cash Flows

Our net cash outflow was RMB8,566 million in 2003, as opposed to a net cash inflow of RMB10,988 million in 2002, primarily due to, on the one hand, the net proceeds of RMB10,659 million raised from our initial public offering in 2002 and, on the other hand, our cash repayment of RMB11,000 million in 2003 as part of the acquisition consideration for the telecommunications businesses from our parent company:

The following table summarises our cash flows for 2002 and 2003:

	For the Year Ended 31 December	
	2002	2003
	(RMB in millions)	
Cash flows from operating activities	52,158	46,884
Net cash used in investing activities	(47,060)	(40,781)
Net cash from/(used in) financing activities	5,890	(14,669)
Net increase/(decrease) in cash and cash equivalents	10,988	(8,566)

Our principal source of liquidity was our cash flows from operating activities, which reached RMB46,884 million in 2003, a decrease of RMB5,274 million from RMB52,158 million in 2002. This decrease was primarily due to our income tax payment of RMB6,461 million in 2003, an increase of RMB5,795 million from 2002.

Due to a further decrease in our capital expenditures, net cash used in investing activities decreased by RMB6,279 million, from RMB47,060 million in 2002 to RMB40,781 million in 2003.

Our net cash used in financing activities was RMB14,669 million in 2003, as compared with a net cash inflow of RMB5,890 million in 2002. This change was primarily due to, on the one hand, the net proceeds raised from our initial public offering in 2002 and, on the other hand, our cash payment in 2003 as part of the acquisition consideration for the telecommunications businesses from our parent company. In addition, we repaid certain amount of our bank loans in 2003. Our net repayment of bank loans (the difference between the proceeds from bank loans and the cash repayment for such bank loans) increased from RMB1,096 million in 2002 to RMB2,722 million in 2003.

Working Capital

Our working capital (total current assets minus total current liabilities) deficit was RMB71,162 million as of 31 December 2003, representing an increase of RMB5,314 million, compared with the deficit of RMB65,848 million in 2002. The increase in our working capital deficit was primarily due to our cash payment of RMB11,000 million as part of the acquisition consideration for the telecommunications businesses from our parent company.

As of the end of 2003, our cash and cash equivalents reached RMB10,119 million.

Indebtedness

Our indebtedness as of the end of 2002 and 2003 was as follows:

	As of 31 December	
	2002	2003
	(RMB in millions)	
Short-term debt	40,336	40,097
Long-term debt maturing within a year	5,674	6,434
Long-term debt (excluding current portion)	17,594	49,665
Total debt	63,604	96,196

Our total debt increased by RMB32,592 million to RMB96,196 million as of the end of 2003, primarily due to the deferred consideration of RMB35,000 million to China Telecommunications Corporation as part of our acquisition consideration for the telecommunications businesses in the six regions. Consequently, our debt-to-asset ratio (total debt divided by total assets) increased from 20.9% in 2002 to 31.5% in 2003, which we believe is a further optimisation of capital structure.

Excluding the deferred consideration of RMB35,000 million for the acquisition consideration, our long-term debt (including current portion) decreased from RMB23,268 million as of 31 December 2002, to RMB21,099 million as of 31 December 2003, while our short-term debt decreased from RMB40,336 million as of 31 December 2002, to RMB40,097 million as of 31 December 2003, reflecting our sound financial condition.

Of our total debt as of 31 December 2003, 94.4%, 3.0%, 2.1% and 0.5% were denominated in Renminbi, Japanese yen, U.S. dollars and Euro, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of 31 December 2003:

	Payable in					
	Total	2004	2005	2006	2007	Thereafter
	(RMB in millions)					
Short-term debt	40,097	40,097	—	—	—	—
Long-term debt	56,099	6,434	5,386	5,590	1,060	37,629
Operating lease commitments	1,192	500	200	117	113	262
Capital commitments	6,204	6,204	—	—	—	—
Guarantees	—	—	—	—	—	—
Total contractual obligations	103,592	53,235	5,586	5,707	1,173	37,891

We will further streamline our financial management system, improve our internal control system, strengthen the centralisation of financial management and overall budgeting management, continue the implementation of prudent capital expenditure policies, optimise our capital structure, and effectively control our operating expenses, in order to create higher value for our shareholders.

The directors (the "Directors") of China Telecom Corporation Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2003.

ACQUISITION BY THE COMPANY

On 31 December 2003, the Company completed the Acquisition of the Acquired Companies, which are the leading providers of wireline telecommunications services, including wireline telephone, managed data, Internet and leased line services in their service areas.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets forth certain information concerning the Directors and senior management of the Company.

Name	Age	Position in the Company	Date of Appointment
Zhou Deqiang	62	Chairman of the Board of Directors and Chief Executive Officer	10 September 2002
Chang Xiaobing	47	Executive Director, President and Chief Operating Officer	10 September 2002
Wu Andi	49	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	48	Executive Director and Executive Vice President	10 September 2002
Huang Wenlin	50	Executive Director and Executive Vice President	10 September 2002
Li Ping	50	Executive Director, Executive Vice President and Company Secretary	10 September 2002
Wei Leping	58	Executive Director and Executive Vice President	10 September 2002
Cheng Xiyuan	60	Executive Director	10 September 2002
Feng Xiong	58	Executive Director	10 September 2002
Zhang Youcai	63	Independent Non-executive Director	10 September 2002
Vincent Lo Hong Sui	56	Independent Non-executive Director	10 September 2002
Shi Wanpeng	67	Independent Non-executive Director	20 June 2003
Wang Qi	49	Controller	10 September 2002

The following table sets forth certain information concerning the senior management of the Company's provincial subsidiaries:

Name	Age	Position in the Company's Provincial Subsidiaries	Date of Appointment
Cheng Xiyuan	60	Chairman and President of Shanghai Telecom Company Ltd.	28 September 2002
Feng Xiong	58	Chairman and President of Guangdong Telecom Company Ltd.	28 September 2002
Sun Jiuming	57	Chairman and President of Jiangsu Telecom Company Ltd.	19 October 2002
Wang Jirong	50	Chairman and President of Zhejiang Telecom Company Ltd.	10 October 2002
Zhang Jun'an	47	Chairman and President of Anhui Telecom Company Ltd.	19 August 2003
Liu Yaoming	52	Chairman and President of Fujian Telecom Company Ltd.	19 August 2003
Ke Ruiwen	40	Chairman and President of Jiangxi Telecom Company Ltd.	12 September 2003
Sun Junyan	42	Chairman and President of Guangxi Telecom Company Ltd.	19 August 2003
Zou Bingxuan	54	Chairman and President of Chongqing Telecom Company Ltd.	19 August 2003
Sun Kangmin	46	Chairman and President of Sichuan Telecom Company Ltd.	19 August 2003

SUPERVISORS OF THE COMPANY

The following table sets forth certain information concerning the Supervisors of the Company:

Name	Age	Position in the Company	Date of Appointment
Zhang Xiuqin	57	Chairperson of Supervisory Committee	10 September 2002
Wang Huanhui	59	Employee Representative Supervisor	1 April 2003
Zhu Lihao	63	Independent Supervisor	10 September 2002
Xie Songguang	55	Supervisor	10 September 2002
Li Jing	38	Supervisor	10 September 2002

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2003, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) (the "SFO") as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2003, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

DIRECTORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for Mr Shi Wanpeng, all the existing Directors have entered into a service contract with the Company for a term of three years. The term for Mr Shi Wanpeng is two years.

Save as the service contracts mentioned above, for the year ended 31 December 2003, the Directors did not have any material interests, whether directly or indirectly, in any material contracts entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company's holding companies.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Please refer to note 25 of the audited financial statements for details of the emoluments of the Directors and Supervisors of the Company.

SHARE CAPITAL

The Company did not issue any new shares in the year of 2003. The share capital of the Company as at 31 December 2003 was RMB75,614,186,503 divided into 75,614,186,503 shares with a par value of RMB1.00 each. As at 31 December 2003, the share capital of the Company comprised:

Shares	Number of shares as at 31 December 2003	Percentage of the total number of shares in issue as at 31 December 2003 (%)
Domestic shares (total):	67,586,776,503	89.38
Domestic shares held by:		
China Telecommunications Corporation	58,809,120,182	77.78
Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	7.48
Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	1.27
Zhejiang Financial Development Company	2,154,426,098	2.85
Total of H shares (including ADS):	8,027,410,000	10.62
Total	75,614,186,503	100.00

RESULTS

Results of the Group for the year ended 31 December 2003 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 65 to 121 in this annual report.

DIVIDEND

The Directors propose to declare a final dividend of HK$0.065 per share, totalling approximately RMB5,210 million for the year ended 31 December 2003. The dividend proposal shall be submitted for consideration at the annual general meeting to be held on 3 May 2004. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars will be the mean of the average rate of Hong Kong dollars to Renminbi as announced by the People's Bank of China for the week prior to the date of declaration of dividends.

PURCHASE, SALE AND REDEMPTION OF SHARES

The Company has not purchased, sold or redeemed any securities of the Company during the reporting period.

SUMMARY OF FINANCIAL INFORMATION

Please refer to pages 127 to 128 in this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2003.

BANK LOANS AND OTHER BORROWINGS

Please refer to note 13 of the audited financial statements for details of bank loans and other borrowings of the Group.

CAPITALISED INTEREST

Please refer to note 23 of the audited financial statements for details of the Group's capitalised interest for the year ended 31 December 2003.

FIXED ASSETS

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2003.

TRUST DEPOSITS AND OVERDUE FIXED DEPOSITS

As at 31 December 2003, the Company did not have any trust deposits or any overdue fixed deposits with financial institutions or any other units.

RESERVES

Pursuant to Article 147 of the Company's articles of association (the "Articles of Association"), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either international accounting standards or those of the place outside the PRC where the Company's shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2003, calculated based on the above and prior to the proposed final dividend for 2003, amounted to approximately RMB14,212 million.

In addition to the allocation to the statutory reserve funds, the Directors propose to make an allocation to a discretionary surplus reserve. The allocation proposal shall be submitted for consideration at the annual general meeting to be held on 3 May 2004.

Please also refer to note 19 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2003.

DONATIONS

For the year ended 31 December 2003, the Group made charitable and other donations totalling RMB28 million.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to notes 5 and 6 of the audited financial statements for details of the Company's subsidiaries and the Group's interests in associated companies as at 31 December 2003.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to the consolidated statement of shareholders' equity contained in the audited financial statements (page 70 of this annual report).

RETIREMENT BENEFITS

Please refer to note 33 of the audited financial statements for details of the retirement benefits of the Group.

STOCK APPRECIATION RIGHTS

Please refer to note 34 of the audited financial statements for details of the stock appreciation rights plan offered by the Company.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

USE OF PROCEEDS

The use of the proceeds raised from the global offering of the H shares by the Company in 2002 complies with the purposes disclosed in the Prospectus.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2003, sales to the five largest customers represented an amount not exceeding 30% of the operating revenue of the Group.

For the year ended 31 December 2003, purchases from the five largest equipment suppliers represented an amount not exceeding 30% of the total purchases of the Group.

CONNECTED TRANSACTIONS

The following table sets out the connected transactions with respect to the Company (without the Acquired Companies), the related party transactions with respect to the Acquired Companies and the combined ten regions' amounts, respectively during the year ended 31 December 2003. Since the Company's acquisition was only completed on 31 December 2003, prior to the completion of the acquisition, the relevant related party transactions entered into by the Acquired Companies or their subsidiaries with any connected persons of the Company do not constitute connected transactions within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to "the Listing Rules"). Accordingly, the transaction amounts with respect to the Acquired Companies and the combined 10 regions' amounts are presented for information purpose only and have been disregarded for the purpose of determining whether the annual limits for connected transactions, as set out in the waiver letter dated 28 October 2002 issued by The Stock Exchange of Hong Kong Limited, have been exceeded.

Transaction	The Company (without the Acquired Companies)	The Acquired Companies	Combined 10 regions' amount	Annual limit for connected transactions[2]
	(in RMB millions)	(in RMB millions)	(in RMB millions)	(in RMB millions)
Payment of costs associated with the provision of corporate management services (part of centralised services)	105	—	105	n/a[1]
Payment of costs associated with international telecommunications facilities (part of centralised services)	264	—	264	n/a[1]
Payment of interconnection fees to *China Telecommunications Corporation*	685	—	685	n/a[1]
Payment of interconnection fees to the Company by China Telecommunications Corporation	253	—	253	n/a[1]
Leasing of optic fibres from China Telecommunications Corporation	91	—	91	n/a[1]
Provision of engineering services by China Telecommunication Corporation and *its subsidiaries (the "China Telecom Group")*	3,493	1,787	5,280	4,392
Leasing of properties from China Telecom Group	256	34	290	n/a[1]
Leasing of properties by the Company to China Telecom Group	16	—	16	n/a[1]
Provision of third party property sub-leasing by China Telecom Group	187	60	247	n/a[1]
Provision of IT services by China Telecom Group	100	30	130	n/a[1]
Provision of equipment procurement services by China Telecom Group	171	42	213	n/a[1]
Provision of community services by China Telecom Group	1,403	447	1,850	2,639
Provision of ancillary telecommunications services by China Telecom Group	751	235	986	1,510
Provision of special communications services *to China Telecom Group*	56	—	56	n/a[1]

1. All these connected transactions have been entered into on normal commercial terms and the transaction amount of each category was not expected to exceed 3% of the book value of the Company's net tangible assets as at 31 December 2003. *In accordance with Rule 14.25(1) of the Listing Rules, there shall be no need to* apply for any waiver and therefore, no annual limit has been set.

2. The annual limits for the connected transactions are in relation to the connected transactions amounts of the Company (without the Acquired Companies).

50

For further details of the connected transactions, please refer to pages 51 to 58 of this annual report.

The independent non-executive Directors have confirmed that all connected transactions in the year ended 31 December 2003 to which the Group was a party:

1. had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2. had been entered into either:

    (i) on normal commercial terms; or

    (ii) where there was no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or from independent third parties, where applicable; and

3. had been entered into on terms that are fair and reasonable so far as the overall interest of the independent shareholders of the Company are concerned.

The independent non-executive Directors have further confirmed that:

1. the aggregate annual value of the Group's expenditure for engineering services has not exceeded the limit of RMB4,392 million;

2. the aggregate annual value of the Group's expenditure for community services has not exceeded the limit of RMB2,639 million; and

3. the aggregate annual value of the Group's expenditure for ancillary telecommunications services has not exceeded the limit of RMB1,510 million.

The auditors of the Group have reviewed the connected transactions of the Company (without the Acquired Companies) and confirmed to the Directors that the transactions:

1. have received the approval of the Directors;

2. have been entered into in accordance with the pricing policies as stated in the relevant agreements;

3. have been entered into in accordance with the terms of the agreements governing such transactions; and

4. the aggregate annual value of the Group's expenditure for engineering services, community services and ancillary telecommunications services has not exceeded the limit of RMB4,392 million, RMB2,639 million and RMB1,510 million respectively.

EMPLOYEES

As at 31 December 2003, the Group had 163,874 employees illustrated as follows:

	Number of employees	Percentage
Management, finance and administration	25,077	15.3%
Sales and marketing	73,387	44.8%
Operations and maintenance	64,339	39.3%
Others	1,071	0.6%
Total	163,874	100%

As at 31 December 2003, the Group also had 65,548 temporary employees.

The Company has implemented a short-term and long-term combined incentive remuneration scheme: the primary components of an employee's remuneration include basic salary, bonus based on performance, compensation based on seniority and stock appreciation rights plan (stock appreciation rights are exclusively for senior management and senior technological experts). In addition, the Company also emphasises the importance of employee training and uses various means of training to improve the quality and capability of its key employees.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that Mr Tan Ming, a member of the Company's audit committee, is not a non-executive director of the Company. Mr Tan Ming is an employee representative on the Company's audit committee, and his appointment on such committee complies with regulatory requirements in the United States (where the Company's ADS are listed).

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2003, the interests or short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any of the Company's general meetings and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company's general meetings, but excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(1) (a) Interests in domestic shares and H shares of the Company

Name of Shareholder	Number and type of shares held	% of the total issued share capital of that type of shares	Capacity
China Telecommunications Corporation	58,809,120,182 domestic shares	87.01%	Principal
Guangdong Rising Assets Management Co., Ltd.	5,658,608,387 domestic shares	8.37%	Principal
The Capital Group Companies, Inc.	783,984,000 H shares	9.77%	Investment manager
Huawei Tech. Investment Co., Limited	737,770,000 H shares	9.19%	Beneficial owner
J.P. Morgan Chase & Co.	681,938,957 H shares	8.50%	Beneficial owner; investment manager; others (shares available for lending)
FMR Corp	484,722,000 H shares	6.04%	Investment manager

(b) **Interests in underlying shares of the Company**

In the register required to be kept under Section 336 of the SFO, no long positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO were recorded to hold any interests in the underlying shares of equity derivatives of the Company.

(2) **Short position in shares and underlying shares of the Company**

In the register required to be kept under Section 336 of the SFO, China Telecommunications Corporation held short positions in 977,004,913 domestic shares which amounted to 1.45% of the total issued domestic shares. This short position is created as part of a reform plan approved by the State Council on the administration of rural telecommunications services, in which China Telecommunications Corporation agreed to transfer 977,004,913 shares of the Company to Fujian Electronic Information (Group) Co., Ltd.. Such transfer will only be made after the satisfaction of certain conditions precedent. The transfer will not be carried out before 10 September 2005.

Save as stated above, as at 31 December 2003, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2003, as far as the Directors are aware of, the Company was not involved in any material litigation or arbitration and no material litigation claims were pending or threatened or made against the Company.

AUDITORS

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company respectively for the year ended 31 December 2003. KPMG has audited the accompanying financial statements which have been prepared in accordance with International Financial Reporting Standards. The Company has retained KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2004 will be proposed at the 2003 annual general meeting of the Company to be held on 3 May 2004.

By Order of the Board
Zhou Deqiang
Chairman and Chief Executive Officer

Beijing, PRC
17 March 2004

To shareholders:

During the period covered by this report, all the members of the Supervisory Committee acted in accordance with the relevant provisions of the Company Law of the People's Republic of China and the Company's Articles of Association, adhered to the principle of honesty and trustworthiness, and conscientiously performed their supervisory duties, so as to safeguard the rights and interests of the shareholders, as well as the interests of the Company.

During the period covered by this report, the Supervisory Committee held one meeting to review and discuss six proposals, including the Company's financial statements for the year 2002, the auditors' report prepared by KPMG for the year 2002 and the dividend distribution proposal for the year 2002. The Supervisory Committee attended 2003 Annual General Meeting, the Extraordinary General Meeting and three Board meetings of the Company during the year and reviewed the 2003 interim financial statements of the Company. The Supervisory Committee arranged for its members to review financial affairs of the subsidiaries of the Company and provided recommendations for improvement. Through performing the work mentioned above, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties by the senior management and hence safeguarded the rights and interests of the shareholders, as well as the long-term development of the Company.

The Supervisory Committee is of the view that during the year 2003, the Company continued to regard accelerated development as its key objective. The Company enhanced the scale of its reforms and continued to encourage system innovation and transformation so as to achieve better results. With the steady improvement in the economic efficiencies, the Company had further enhanced its existing strengths. The Supervisory Committee is satisfied with the achievements made by the Company in 2003 and is fully confident in the Company's prospects.

The Supervisory Committee believes that during the year 2003, all the members of the board of Directors, Chief Executive Officer and other senior management have adhered to the principle of diligence and honesty, acted in good faith and in the best interests of the shareholders, duly performed their duties and obligations as set out in the Articles of Association, conscientiously implemented the various resolutions adopted at the annual general meeting and board meetings of the Company and operated strictly in accordance with the code of practice for listed companies. None of them has violated any law or regulation of the People's Republic of China or the Company's Articles of Association, nor has been involved in any activity damaging the interests of the Company during the performance of their duties.

During the period covered by this report, the Company successfully completed the acquisition of the telecommunication businesses in the six regions, strictly in accordance with the requirements of the relevant laws and the decision of the general meeting of the Company. The whole acquisition process conformed to the relevant rules and regulations.

Upon the review of the draft audited financial statements of the Company for the year 2003, prepared in accordance with PRC accounting rules and regulations and International Financial Reporting Standards respectively, and other available information, the Supervisory Committee is of the opinion that the respective financial statements have been prepared in accordance with the relevant accounting standards, the accounting treatment has adhered to the principle of consistency and that the respective financial statements truly and fairly reflect the Company's financial conditions and results of operations.

In the new year, the Supervisory Committee will continue to broaden its business approach, further enhance supervision and continue to work diligently to safeguard the interests of the shareholders.

By Order of the Supervisory Committee

Zhang Xiuqin
Chairperson of the Supervisory Committee

Beijing, PRC
12 March 2004

Prior to the completion of the Acquisition on 31 December 2003, relevant transactions entered into by the Acquired Companies and their subsidiaries with any connected persons of the Company do not constitute connected transactions within the meaning of the Listing Rules. Accordingly, the combined transaction amounts with respect to the telecom limited companies. in Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province (the "Ten Provincial Telecom Limited Companies"), are presented herein for information purpose only.

CONNECTED TRANSACTIONS AGREEMENTS BETWEEN THE COMPANY AND CHINA TELECOMMUNICATIONS CORPORATION

The Company and China Telecommunications Corporation entered into certain connected transactions agreements set out below on 10 September 2002 and entered into a supplemental connected transactions agreement (the "Supplemental Connected Transactions Agreement") for the said acquisition on 26 October 2003, the Supplemental Connected Transactions Agreement extends the terms of Trademark Licence Agreement, Centralised Services Agreement, Interconnection Agreement and Optic Fibers Leasing Agreement to 31 December 2005, automatically renewable for further periods of three years unless the Company provides three months' prior written notification to China Telecommunications Corporation of its intention not to renew the agreements upon expiry of their current term.

Trademark Licence Agreement

Pursuant to the Trademark Licence Agreement, China Telecommunications Corporation has granted to the Company the right, on a royalty-free basis, to use certain trademarks set out in a list appended to the Trademark License Agreement. On 26 October 2003, the Company and China Telecommunications Corporation entered into a supplemental trademark licence agreement to extend the scope of the licensees to include the Acquired Companies and to amend the list of trademarks as set out in the Trademark Licence Agreement.

Centralised Services Agreement

Centralised Services include:

- the provision of management services in relation to certain large enterprise customers of the headquarters of China Telecommunications Corporation and the operation of business support centre and network management centre; and

- the use of the international telecommunications transmission facilities.

The settlement of any net amount due to or due from the Company is made once a year.

57

The provision of management services relating to certain large enterprise customers of the headquarters of China Telecommunications Corporation, and the operation of the business support centre and the network management center.

Under the Centralised Services Agreement, the Company and China Telecommunications Corporation share certain overhead costs and the Company has agreed to provide human resources relating to administrative functions of China Telecommunications Corporation. Assets relating to the Centralised Services are used by both the Company and China Telecommunications Corporation. The Company has also agreed to provide the necessary human resources responsible for the upkeep and maintenance with respect to these assets, in addition to providing maintenance services in relation to the international transmission facilities.

The Supplemental Connected Transactions Agreement modifies the scope of the centralised services to include sharing the use and costs of headquarters and certain network support premises and related facilities such as air-conditioning, electricity and certain ancillary facilities. Costs of centralised services such as the management of large enterprise customers, network management center, business support center by the Company and sharing the use of headquarters, international gateways and certain other premises together with costs such as labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research, are to be apportioned between China Telecommunications Corporation and the Company per annum according to their respective proportional income or aggregate volume of inbound and outbound international calls, where appropriate.

For the year ended 31 December 2003, the Company's portion of the costs in respect of the provision of such services was RMB105 million.

The use of the international telecommunications facilities

China Telecommunications Corporation has retained the assets associated with international telecommunications facilities, such as international gateways, undersea cables and satellite facilities, and has granted a licence to the Company to use such facilities. The Company has agreed to provide the necessary human resources responsible for the upkeep and maintenance with respect to the international telecommunications facilities. The Supplemental Connected Transactions Agreement amends the scope of international telecommunications facilities to include international land cables and related domestic extended portions. The Company and China Telecommunications Corporation agreed to apportion the costs associated with operating such assets pro rata according to the aggregate volume of the inbound international calls terminated by and outbound international calls originating from, the Company and China Telecommunications Corporation, respectively.

For the year ended 31 December 2003, the Company's portion of the costs in respect of the use of international telecommunications facilities was RMB264 million.

Interconnection Agreement

In order to facilitate interconnection between subscribers within the Company's service regions and subscribers outside the service regions which are serviced by China Telecommunications Corporation, China Telecommunications Corporation and the Company entered into an interconnection settlement agreement (the "Interconnection Agreement"). The Interconnection Agreement does not provide for early termination or non-renewal by the China Telecommunications Corporation.

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MII from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Company to China Telecommunications Corporation or originating from China Telecommunications Corporation to the Company multiplied by the MII prescribed settlement fee.

The settlement is made between the Company and China Telecommunications Corporation on a monthly basis, with the operator who has originated more calls paying the net amount to the operator who has terminated more calls. Apart from an extension of term of agreement as described in the Supplemental Connected Transactions Agreement, the remaining terms and conditions of the original Interconnection Agreement remain unchanged.

For the year ended 31 December 2003, the net settlement payment made by the Company to China Telecommunications Corporation pursuant to the Interconnection Agreement was RMB432 million.

Optic Fibers Leasing Agreement

Pursuant to the Optic Fibers Leasing Agreement, the Company agreed to lease the relevant parts of the inter-provincial transmission optic fibers within Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province from China Telecommunications Corporation.

The amount payable by the Company to China Telecommunications Corporation for the leasing of the inter-provincial transmission optic fibers is based on the depreciation charge for the optic fibers. In addition, the Company agreed to be responsible for the maintenance of these optic fibers within Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province. Apart from an extension of term of agreement as described in the Supplemental Connected Transactions Agreement, the remaining terms and conditions of the original Optic Fibers Leasing Agreement remain unchanged.

For the year ended 31 December 2003, the total amount paid by the Company to China Telecommunications Corporation with respect to optic fibers leasing was RMB91 million.

PROVISIONS OF THE CONNECTED TRANSACTIONS AGREEMENT BETWEEN CHINA TELECOMMUNICATIONS CORPORATION AND TEN PROVINCIAL TELECOM COMPANIES

The telecom limited companies in Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province, being subsidiaries of the Company, (the "Four Provincial Telecom Limited Companies"), each entered into the connected transactions agreements mentioned below in October 2002 with certain subsidiaries of China Telecommunications Corporation respectively within the service areas of the Company (the "Provincial Subsisting Companies"). The Four Provincial Telecom Limited Companies and the Provincial Subsisting Companies also entered into respective supplemental connected transactions agreement on 26 October 2003 in connection with the said acquisition, each of which continues to be effective until 31 December 2005 and is automatically renewable for further periods of three years unless any of the Four Provincial Telecom Limited Companies provides three months' prior written notification to the respective Provincial Subsisting Company in the respective service area of its intention not to renew the agreements upon expiry of the current term.

Each of the Acquired Companies entered into the following connected transactions agreements with the respective Provincial Subsisting Company within its service areas. Such agreements are effective until 31 December 2005 and are automatically renewable for further periods of three years unless any of the Acquired Companies provides three months' prior written notification to the respective Provincial Subsisting Company in the respective service area of its intention not to renew the agreements upon expiry of the current term.

Engineering Framework Agreements

The Ten Provincial Telecom Limited Companies entered into engineering framework agreements (the "Engineering Framework Agreements") with the Provincial Subsisting Companies to govern the tendering for the right to provide the Ten Provincial Telecom Limited Companies with construction, design, equipment installation and testing services and/or to act as general contractors in relation to construction and supervision of engineering projects and other services commissioned by the Ten Provincial Telecom Limited Companies.

The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to the market price or market rates as reflected by prices obtained through a tendering process. The Ten Provincial Telecom Limited Companies do not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by another tenderer, it is expected that the Ten Provincial Telecom Limited Companies would award the tender to the relevant Provincial Subsisting Company.

For the year ended 31 December 2003, the expenditure of the Four Provincial Telecom Limited Companies for engineering services was RMB3,493 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB5,280 million.

Property Leasing Framework Agreements

Mutual leasing of properties

Under the Property Leasing Framework Agreements between the Ten Provincial Telecom Limited Companies and the Provincial Subsisting Companies (the "Property Leasing Framework Agreements"), the Ten Provincial Telecom Limited Companies lease properties from the Provincial Subsisting Companies for use as its business premises, offices, equipment storage facilities and sites for network equipment. Under the Property Leasing Framework Agreements, the Ten Provincial Telecom Limited Companies also lease certain properties to the Provincial Subsisting Companies.

The rental charges in respect of each property are based on market rates, with reference to amounts stipulated by local price bureaus. Rental charges are payable monthly in arrears and subject to review every three years.

For the year ended 31 December 2003, the expenditure for the property leasing of the Four Provincial Telecom Limited Companies was RMB256 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB290 million. For the same period, expenditure of the Provincial Subsisting Companies in the service regions of the Four Provincial Telecom Limited Companies for the property leasing was RMB16 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB16 million.

Properties Sub-Leasing Framework Agreements

The Provincial Subsisting Companies sub-let to the Ten Provincial Telecom Limited Companies certain properties owned by and leased from independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment (the "Third Party's Properties"). To formalise the arrangement, the Ten Provincial Telecom Limited Companies have entered into properties sub-leasing framework agreements (the "Properties Sub-Leasing Framework Agreements") with the Provincial Subsisting Companies agreeing to give the Ten Provincial Telecom Limited Companies an indemnity with respect to any claims or costs incurred in connection with any defect in the titles to any such Third Party's Properties.

The amounts payable by the Ten Provincial Telecom Limited Companies to the Provincial Subsisting Companies under the Properties Sub-Leasing Framework Agreements are the same as the amounts payable by the Provincial Subsisting Companies to the relevant third parties. The rental charges for the Third Party's Properties are based on market rates negotiated between the Provincial Subsisting Companies and the relevant third party on an arm's length basis.

For the year ended 31 December 2003, the expenditure of the Four Provincial Telecom Limited Companies in relation to properties sub-leasing was RMB187 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB247 million.

IT Services Framework Agreements

The Ten Provincial Telecom Limited Companies entered into framework agreements with the Provincial Subsisting Companies pursuant to which the Provincial

Subsisting Companies agreed to provide the Ten Provincial Telecom Limited Companies with certain information technology services such as office automation and software adjustment (the "IT Services Framework Agreements").

The Provincial Subsisting Companies are entitled to tender for the right to provide the Ten Provincial Telecom Limited Companies with information technology services. The charges payable for such information technology services under the IT Services Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tendering process. The Ten Provincial Telecom Limited Companies do not accord any priority to the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by another tenderer, the Company may award the tender to the relevant Provincial Subsisting Company.

For the year ended 31 December 2003, the expenditure of the Four Provincial Telecom Limited Companies for information technology services was RMB100 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB130 million.

Equipment Procurement Services Framework Agreements

Pursuant to the equipment procurement framework agreements entered into between the Ten Provincial Telecom Limited Companies and the Provincial Subsisting Companies (the "Equipment Procurement Framework Agreements"), the Provincial Subsisting Companies agreed to provide comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services.

Pursuant to the Equipment Procurement Framework Agreements, the Ten Provincial Telecom Limited Companies may request that the Provincial Subsisting Companies act as their agents in procuring foreign and domestic telecommunications equipment and other domestic non-telecommunications materials.

Commission charges for these services are calculated at the maximum rate of:

(1) 1% of the contract value, in the case of imported telecommunications equipment; or

(2) 1.8% of the contract value, in the case of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended 31 December 2003, the expenditure of the Four Provincial Telecom Limited Companies for equipment procurement services was RMB171 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB213 million.

Community Services Framework Agreements

China Telecommunications Corporation, through the Provincial Subsisting Companies, provides certain cultural, educational, property management, vehicles, health and medical services, hotel and conference, community and sanitary services to the Ten Provincial Telecom Limited Companies. The arrangements are set out in the community services framework agreements between the Ten Provincial Telecom Limited Companies and the Provincial Subsisting Companies (the "Community Services Framework Agreements"). If the Ten Provincial Telecom Limited Companies cannot, without incurring significant additional costs and expenses, obtain these services from a third party after such termination, the Provincial Subsisting Companies cannot terminate the provision of such services.

Although the Community Services Framework Agreements are on a non-exclusive basis, the following conditions are to apply:

(1) the Ten Provincial Telecom Limited Companies may give priority to the Provincial Subsisting Companies in using the services, provided that the terms and conditions offered by independent third parties to the Company are no more favourable than those offered by the Provincial Subsisting Companies for the same services;

(2) in return, the Provincial Subsisting Limited Companies have undertaken to the Ten Provincial Telecom Limited Companies that the Provincial Subsisting Companies shall not provide services to the Company on terms which are less favourable than those offered by them to third parties;

(3) the Provincial Subsisting Companies are only entitled to provide the relevant services to third parties provided that it would not affect the provision of services to the Ten Provincial Telecom Limited Companies under the Community Services Framework Agreements; and

(4) if the Provincial Subsisting Companies cannot satisfy the needs of the Ten Provincial Telecom Limited Companies for the services to be provided under the Community Services Framework Agreements or the terms offered by independent third parties are more favourable, the Ten Provincial Telecom Limited Companies may obtain such services from independent third parties.

The Community Services Framework Agreements stipulate that the above community services be provided at:

(1) the government prescribed price;

(2) where there is no government-prescribed price but where there is a government-guided price, the government-guided price applies;

(3) where there is neither a government-prescribed price nor a government-guided price, the market price applies. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable cost incurred in providing the same plus a reasonable marginal profit (for this purpose, reasonable costs mean the costs confirmed by both parties after negotiations).

For the year ended 31 December 2003, the expenditure of the Four Provincial Telecom Limited Companies for community services was RMB1,403 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB1,850 million.

Ancillary Telecommunications Services Framework Agreements

The Provincial Subsisting Companies provide certain repair services to the Ten Provincial Telecom Limited Companies, such as the repair of certain telecommunications equipments, the maintenance of the fire prevention equipments and telephone booths and other customers services (the "Ancillary Telecommunications Services") on a non-exclusive basis.

Under the framework agreements between the Ten Provincial Telecom Limited Companies and the Provincial Subsisting Companies for the provision of Ancillary Telecommunications Services (the "Ancillary Telecommunications Services Framework Agreements"), the Provincial Subsisting Companies agreed to provide Ancillary Telecommunications Services to the Ten Provincial Telecom Limited Companies. However, if the Ten Provincial Telecom Limited Companies cannot, without incurring significant additional costs and expenses, obtain these services from a third party, the Provincial Subsisting Companies cannot terminate the provision of such services.

The Ancillary Telecommunications Services Framework Agreements contain the same conditions as set out in (1) to (4) in the second paragraph under the heading "Community Services Framework Agreements" above.

The Ancillary Telecommunications Services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

For the year ended 31 December 2003, the expenditure of the Company in the Four Provincial Telecom Limited Companies for Ancillary Telecommunications Services was RMB751 million and the combined transaction amount with respect to the Ten Provincial Telecom Limited Companies was RMB986 million.

Special Communications Network Leasing and Equipment Services Agreements

The Provincial Subsisting Companies continue to be responsible for providing emergency network services and network services dedicated to the Chinese government (the "Special Communications Services"). The Provincial Subsisting Companies agreed to lease the infrastructure in connection with the Special Communications Services from the Four Provincial Telecom Limited Companies at a fee prescribed by the MII. On the other hand, the Four Provincial Telecom Limited Companies agreed to provide the necessary human resources to maintain and operate the Special Communications Services within the service regions in return for China Telecommunications Corporation reimbursing the Four Provincial Telecom Limited Companies its actual costs, including the costs for network operations and support, general and administrative expenses and certain other operating expenses.

For the year ended 31 December 2003, the Four Provincial Telecom Limited Companies was paid RMB56 million for Special Communications Services provided to the Provincial Subsisting Companies.

NOTICE IS HEREBY GIVEN that an annual general meeting of China Telecom Corporation Limited (the "Company") for the year ended 2003 will be held at 10:00 a.m. on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC to consider and, if thought fit, pass the following business:

ORDINARY RESOLUTIONS

1. to consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2003;

2. to consider and approve the profit distribution proposal and declaration of a final dividend for the year ended 31 December 2003;

3. to consider and approve the annual remuneration proposal for the Company's directors for the year ending 31 December 2004;

4. to consider and approve the reappointment of KPMG as the Company's international auditors and KPMG Huazhen as the Company's domestic auditors for the year ending 31 December 2004 and the authorisation to the board of directors of the Company to fix the remuneration thereof;

And to consider and approve other matters, if any.

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5. "THAT:

   (a) subject to paragraph (c) below, the exercise by the board of directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the amount of additional domestic Shares or overseas-listed foreign invested shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the board of directors of the

Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company, shall not exceed 20% of each of the Company's existing domestic shares and H shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 5:

"Relevant Period" means the period from the passing of special resolution 5 until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of these special resolutions; and

(iii) the revocation or variation of the authority given to the board of directors of the Company under these special resolutions by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the board of directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

6. "**THAT** the board of directors of the Company be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 5, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect

such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

By Order of the Board

Li Ping
Company Secretary

Beijing, PRC
17 March 2004

Notes:

(1) Buyers who submit the relevant share transfer application forms to the Company's share registrar before 4:00 p.m. on 2 April 2004 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2) Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2003, which is expected to be despatched to shareholders on 19 March 2004.

(3) To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company's H shares is as follows:

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905,
19th Floor, Hopewell Centre,
183 Queens Road East,
Wanchai,
Hong Kong

(4) A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5) The registration procedure for attending the annual general meeting:

(a) shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting.

(b) shareholders intending to attend the annual general meeting are to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company on or before 12 April 2004.

(6) Closure of the register of members:

The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7) The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transportation and accommodation expenses.

(8) The address of the office of the Board of Directors is as follows:

31 Jinrong Street
Xicheng District, Beijing 100032
PRC

Contact person: Li Ping
Telephone: (8610) 6642 8166
Facsimile: (8610) 6601 0728

68

KPMG

To the Shareholders of
China Telecom Corporation Limited
(Incorporated in The People's Republic of China with limited liability)

We have audited the financial statements on pages 65 to 121 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, China
17 March 2004

at 31 December 2003
(Amounts in millions)

	Note	2003 RMB	2002 RMB
ASSETS			
Non-current assets			
Property, plant and equipment, net	3	235,211	220,761
Construction in progress	4	22,790	27,969
Lease prepayments		3,234	3,261
Interests in associates	6	513	464
Investments	7	205	271
Deferred tax assets	8	8,314	7,526
Other assets	17	9,834	9,659
Total non-current assets		280,101	269,911
Current assets			
Inventories	9	2,330	1,753
Accounts receivable, net	10	10,187	9,058
Prepayments and other current assets	11	2,440	2,852
Time deposits with maturity over three months		428	1,352
Cash and cash equivalents	12	10,119	18,685
Total current assets		25,504	33,700
Total assets		305,605	303,611
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term debt	13	40,097	40,336
Current portion of long-term debt	13	6,434	5,674
Accounts payable	14	20,129	21,728
Accrued expenses and other payables	15	15,989	16,297
Income tax payable		3,395	3,842
Current portion of finance lease obligations	16	19	67
Current portion of deferred revenues	17	10,603	11,604
Total current liabilities		96,666	99,548
Net current liabilities		(71,162)	(65,848)
Total assets less current liabilities		208,939	204,063
Non-current liabilities			
Long-term debt	13	49,665	17,594
Finance lease obligations	16	19	82
Deferred revenues	17	25,389	31,735
Deferred tax liabilities	8	1,325	618
Total non-current liabilities		76,398	50,029
Total liabilities		173,064	149,577
Minority interests		1,269	1,186
Balance carried forward		174,333	150,763

The notes on pages 73 to 121 form part of these financial statements.

(Amounts in millions)

	Note	2003 RMB	2002 RMB
Balance brought forward		**174,333**	150,763
Shareholders' equity			
Share capital	18	**75,614**	75,614
Reserves	19	**55,658**	77,234
Total shareholders' equity		**131,272**	152,848
Total liabilities and shareholders' equity		**305,605**	303,611

Approved and authorised for issue by the Board of Directors on 17 March 2004.

Zhou Deqiang
Chairman and
Chief Executive Officer

Chang Xiaobing
Executive Director,
President and
Chief Operating Officer

Wu Andi
Executive Director,
Executive Vice President
and Chief Financial Officer

The notes on pages 73 to 121 form part of these financial statements.

(Amounts in millions)

	Note	2003 RMB	2002 RMB
ASSETS			
Non-current assets			
Property, plant and equipment, net	3	**375**	—
Construction in progress	4	**77**	—
Interests in subsidiaries	5	**164,821**	142,706
Other assets		**46**	—
Total non-current assets		**165,319**	142,706
Current assets			
Prepayments and other current assets	11	**1,776**	1,527
Time deposits with maturity over three months		—	1,000
Cash and cash equivalents	12	**1,190**	9,570
Total current assets		**2,966**	12,097
Total assets		**168,285**	154,803
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	14	**106**	—
Accrued expenses and other payables	15	**975**	570
Income tax payable		**932**	1,385
Total current liabilities		**2,013**	1,955
Net current assets		**953**	10,142
Total assets less current liabilities		**166,272**	152,848
Non-current liabilities			
Long-term debt	13	**35,000**	—
Total liabilities		**37,013**	1,955

The notes on pages 73 to 121 form part of these financial statements.

(Amounts in millions)

	Note	2003 RMB	2002 RMB
Shareholders' equity			
Share capital	18	**75,614**	75,614
Reserves	19	**55,658**	77,234
Total shareholders' equity		**131,272**	152,848
Total liabilities and shareholders' equity		**168,285**	154,803

Approved and authorised for issue by the Board of Directors on 17 March 2004.

Zhou Deqiang
Chairman and Chief Executive Officer

Chang Xiaobing
Executive Director, President and Chief Operating Officer

Wu Andi
Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 73 to 121 form part of these financial statements.

for the year ended 31 December 2003

(Amounts in millions, except per share data)

	Note	2003 RMB	2002 RMB
Operating revenues	20	**118,451**	109,564
Operating expenses			
Depreciation and amortisation		**(32,921)**	(33,005)
Network operations and support		**(31,883)**	(32,228)
Selling, general and administrative		**(18,303)**	(15,461)
Other operating expenses	21	**(2,896)**	(2,873)
Total operating expenses	22	**(86,003)**	(83,567)
Operating profit		**32,448**	25,997
Deficit on revaluation of property, plant and equipment	3	**—**	(14,690)
Net finance costs	23	**(1,814)**	(2,144)
Investment income		**7**	63
Share of profit from associates		**34**	37
Profit before taxation and minority interests		**30,675**	9,263
Taxation	24	**(5,933)**	582
Profit before minority interests		**24,742**	9,845
Minority interests		**(56)**	(72)
Profit attributable to shareholders	27	**24,686**	9,773
Basic earnings per share	29	**0.33**	0.14
Weighted average number of shares	29	**75,614**	69,242

The notes on pages 73 to 121 form part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

for the year ended 31 December 2003

(Amounts in millions)

	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Surplus reserves RMB	Statutory common welfare fund RMB	Other reserves RMB	Retained earnings RMB	Total shareholders' equity RMB
Balance as at 1 January 2002, as previously reported		—	—	—	4,154	—	—	4,059	89,272	97,485
Adjusted for acquisition of the Acquired Group	1	—	—	—	—	—	—	37,671	—	37,671
Balance as at 1 January 2002, as adjusted		—	—	—	4,154	—	—	41,730	89,272	135,156
Capitalisation as share capital upon incorporation of the Company		68,317	20,955	—	—	—	—	—	(89,272)	—
Issue of shares, net of issuing expenses of RMB796 million		7,297	—	3,362	—	—	—	—	—	10,659
Net profit		—	—	—	—	—	—	—	9,773	9,773
Contributions from China Telecom		—	—	—	—	—	—	—	1,482	1,482
Distributions to China Telecom		—	—	—	—	—	—	—	(2,221)	(2,221)
Assets distributed to China Telecom in connection with the Acquisition	1	—	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	3	—	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	8	—	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	8	—	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(12,999)	12,999	—
Appropriations	19	—	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realised		—	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(75)	75	—
Balance as at 31 December 2002		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Net profit		—	—	—	—	—	—	—	24,686	24,686
Contributions from China Telecom		—	—	—	—	—	—	—	60	60
Transfer from retained earnings to other reserves		—	—	—	—	—	—	6,589	(6,589)	—
Consideration for the acquisition of the Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Appropriations	19	—	—	—	—	7,340	1,748	—	(9,088)	—
Dividends	28	—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(131)	131	—
Balance as at 31 December 2003		75,614	6,567	3,362	4,887	15,461	3,372	6,261	15,748	131,272

The notes on pages 73 to 121 form part of these financial statements.

(Amounts in millions)

	Note	2003 RMB	2002 RMB
Cash flows from operating activities	(a)	**46,884**	52,158
Cash flows from investing activities			
Capital expenditure		**(41,825)**	(45,807)
Purchase of investments		**(60)**	(179)
Lease prepayments		**(75)**	(377)
Proceeds from disposal of investments		**52**	—
Proceeds from disposal of property, plant and equipment		**203**	105
Purchase of time deposits with maturity over three months		**(426)**	(1,339)
Maturity of time deposits with maturity over three months		**1,350**	537
Net cash used in investing activities		**(40,781)**	(47,060)
Cash flows from financing activities			
Proceeds from initial public offering, net of issuing expenses		**—**	10,659
Capital element of finance lease payments		**(111)**	(525)
Proceeds from bank debt		**59,983**	61,982
Repayments of bank debt		**(62,705)**	(63,078)
Payment of dividend		**(673)**	—
Cash distributions to minority interests		**(27)**	(14)
Cash payment for the acquisition of the Acquired Group		**(11,000)**	—
Cash contributions from China Telecom		**60**	1,284
Cash distributions to China Telecom		**(196)**	(4,418)
Net cash (used in)/from financing activities		**(14,669)**	5,890
Net (decrease)/increase in cash and cash equivalents		**(8,566)**	10,988
Cash and cash equivalents at beginning of year		**18,685**	7,697
Cash and cash equivalents at end of year		**10,119**	18,685

The notes on pages 73 to 121 form part of these financial statements.

(Amounts in millions)

(a) Reconciliation of profit before taxation and minority interests to cash flows from operating activities

	2003 RMB	2002 RMB
Profit before taxation and minority interests	**30,675**	9,263
Adjustments for:		
Depreciation and amortisation	**32,921**	33,005
Deficit on revaluation of property, plant and equipment	—	14,690
Provision for doubtful accounts	**670**	625
Investment income	**(7)**	(63)
Share of profit from associates	**(34)**	(37)
Interest income	**(276)**	(174)
Interest expense	**2,890**	3,201
Unrealised foreign exchange losses	**314**	288
Loss on retirement and disposal of property, plant and equipment	**424**	1,662
Increase in accounts receivable	**(1,799)**	(1,147)
(Increase)/decrease in inventories	**(577)**	484
Decrease in prepayments and other current assets	**131**	1,887
Increase in other non-current assets	**(38)**	(903)
(Decrease)/increase in accounts payable	**(695)**	271
Decrease in accrued expenses and other payables	**(1,304)**	(9)
Decrease in deferred revenues	**(7,347)**	(7,251)
Cash generated from operations	**55,948**	55,792
Interest received	**276**	174
Interest paid	**(2,896)**	(3,234)
Investment income received	**17**	92
Income tax paid	**(6,461)**	(666)
Cash flows from operating activities	**46,884**	52,158

The notes on pages 73 to 121 form part of these financial statements.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province of the People's Republic of China (the "PRC"). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the "Restructuring") of China Telecommunications Corporation ("China Telecom" and together with its subsidiaries other than the Group are referred to as "China Telecom Group"), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. China Telecom was initially established in May 2000 to operate the PRC's nationwide wireline telecommunications network as part of the restructuring of the PRC's telecommunications industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom's wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company's subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION *(continued)*

Organisation *(continued)*

In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the "Predecessor Operations") in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. In connection with the Restructuring, certain assets historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Telecom. These assets, which amounted to RMB11,285 million as at 31 December 2001, primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibres and properties. As a result of the segregation and separate management of these assets by China Telecom beginning 31 December 2001, the assets retained by China Telecom have been reflected as a distribution to China Telecom in the consolidated statement of shareholders' equity as at 31 December 2001.

Pursuant to the resolution passed by the Company's independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited ("the Acquired Group") and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million (hereinafter, referred to as the "Acquisition") on 31 December 2003. The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million (see Note 13). Prior to the Acquisition and effective 31 December 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire respective equity interests in each of the entities of the Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2002, these assets amounted to RMB5,189 million and consisted primarily of investments in non-telecommunications industries and properties.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION *(continued)*

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company and continues to control the Company, the accompanying consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganisation of entities under common control in a manner similar to a pooling-of-interests ("as-if-pooling-of-interests accounting"). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts and as if the Predecessor Operations were transferred to the Company as at the earliest date presented.

In addition, as the Acquired Group was under the common control of China Telecom, the Acquisition has been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisition have been restated to include the results of operations and assets and liabilities of the Acquired Group on a combined basis. The assets retained by China Telecom prior to the Acquisition have been reflected as a distribution to China Telecom in the consolidated statement of shareholders' equity as at 31 December 2002. The consideration paid by the Company for the acquisition of the Acquired Group has been accounted for as an equity transaction in the consolidated statement of shareholders' equity as at 31 December 2003.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION *(continued)*

Basis of presentation *(continued)*

The results of operations for the year ended 31 December 2002 and the financial condition and shareholders' equity as at 31 December 2002 and 1 January 2002 previously reported by the Group and the Acquired Group and the combined amounts presented in the accompanying consolidated financial statements are set out below:

	The Group (without the Acquired Group) RMB millions	The Acquired Group RMB millions	Combined RMB millions
Results of operations:			
Operating revenues	75,496	34,068	109,564
Operating profit	21,378	4,619	25,997
Net income/(loss)	16,864	(7,091)	9,773
Basic earnings/(loss) per share (RMB)	0.24	(0.10)	0.14
Financial condition:			
Current assets	26,502	7,198	33,700
Total assets	210,852	92,759	303,611
Current liabilities	57,627	41,921	99,548
Total liabilities	84,710	64,867	149,577
Shareholders' equity as at 31 December 2002	125,008	27,840	152,848
Shareholders' equity as at 1 January 2002	97,485	37,671	135,156

For the periods presented, all significant balances and transactions between the Group and the Acquired Group prior to the Acquisition have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 3).

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting policies described below have been consistently applied by the Group.

(b) Basis of consolidation

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to profit before minority interests. All significant intercompany balances and transactions and any unrealised gains/losses arising from intercompany transactions are eliminated on consolidation.

An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

The consolidated statement of income includes the Group's share of the results of its associates for the period. In the consolidated balance sheet, interests in associates are stated at the Group's attributable share of net assets.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) Translation of foreign currencies

The functional and reporting currency of the Group is Renminbi ("RMB"). Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalised.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group's cash and cash equivalents is restricted as to withdrawal.

(e) Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(f) Inventories

Inventories consist of materials and supplies used in maintaining the Group's wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Property, plant and equipment

Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluations which were based on depreciated replacement costs (Note 3), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders' equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Property, plant and equipment *(continued)*

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortised over their estimated useful lives. As at 31 December 2003, the carrying amount of assets held under finance leases was RMB50 million (2002: RMB187 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated statement of income on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

	Depreciable life
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	4 to 10 years

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and are written off on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

86

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j) Investments in subsidiaries

In the Company's stand-alone balance sheet, investments in subsidiaries are accounted for using the equity method.

(k) Investments

Investments in non-marketable equity securities are stated at cost less provision for impairment losses (Note 2(l)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(l) Impairment

The carrying amounts of the Group's long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the periods presented, no impairment losses were recognised in the consolidated statement of income.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Revenue recognition

The Group's revenues are principally derived from the provision of local, domestic long distance ("DLD") and international long distance ("ILD") telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as call waiting, call diverting and caller number display. The Group records wireline service revenues over the periods they are earned as follows:

(i) Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

(ii) Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii) Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

(iv) Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

(v) Revenues derived from value-added telecommunications services are recognised when the services are provided to customers.

Other related wireline telecommunications service revenues are recognised as follows:

(i) Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii) Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii) Lease income from operating leases is recognised over the term of the lease.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Revenue recognition *(continued)*

(iv) Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(n) Advertising and promotion expense

The costs for advertising and promoting the Group's wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB4,172 million for the year ended 31 December 2003 (2002: RMB1,837 million).

(o) Net financing costs

Net financing costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the asset.

Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p) Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2003, research and development expense was RMB126 million (2002: RMB188 million).

(q) Employee benefits

The Group's contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated statement of income. Further information is set out in Note 33.

(r) Provisions

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(u) Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group's operating activities are carried out in the PRC.

3. PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB million	Total RMB millions
Cost/valuation:				
Balance at 1 January 2003	43,405	281,689	13,377	338,471
Additions	286	2,289	536	3,111
Transferred from construction in progress	3,591	39,726	1,570	44,887
Disposals	(204)	(2,687)	(370)	(3,261)
Balance at 31 December 2003	47,078	321,017	15,113	383,208
Accumulated depreciation:				
Balance at 1 January 2003	(4,806)	(107,912)	(4,992)	(117,710)
Depreciation charge for the year	(1,751)	(29,233)	(1,937)	(32,921)
Written back on disposals	28	2,289	317	2,634
Balance at 31 December 2003	(6,529)	(134,856)	(6,612)	(147,997)
Net book value at 31 December 2003	40,549	186,161	8,501	235,211
Net book value at 31 December 2002	38,599	173,777	8,385	220,761

3. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost:			
Additions	331	16	347
Transferred from construction in progress	29	—	29
Balance at 31 December 2003	360	16	376
Accumulated depreciation:			
Depreciation charge for the year	(1)	—	(1)
Balance at 31 December 2003	(1)	—	(1)
Net book value at 31 December 2003	359	16	375

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations as at 31 December 2001 were revalued as required by the relevant PRC rules and regulations for each asset class by Beijing China Enterprise Appraisal Co., Ltd. (the "PRC valuers"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB138,623 million. The tax base of such assets has been adjusted to the revalued amount (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB4,154 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB11,930 million was recognised as an expense for the year ended 31 December 2001.

3. **PROPERTY, PLANT AND EQUIPMENT, NET** *(continued)*

The following is a summary of the historical carrying amounts of the property, plant and equipment of the Predecessor Operations and the revalued amounts of these assets:

	Historical carrying amounts	Revaluation surplus	Revaluation deficit	Revalued amounts
	RMB millions	RMB millions	RMB millions	RMB millions
Buildings and improvements	21,664	2,361	(238)	23,787
Telecommunications network plant and equipment	118,579	1,653	(10,950)	109,282
Furniture, fixture, motor vehicles and other equipment	6,156	140	(742)	5,554
	146,399	4,154	(11,930)	138,623

In addition, in connection with the Acquisition, the property, plant and equipment of the Acquired Group as at 31 December 2002 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB71,596 million. The tax base of such assets has been adjusted to the revalued amount (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB760 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB14,690 million was recognised as an expense for the year ended 31 December 2002.

3. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The following is a summary of the historical carrying amounts of the Acquired Group's property, plant and equipment and the revalued amounts of these assets:

	Historical carrying amounts RMB millions	Revaluation surplus RMB millions	Revaluation deficit RMB millions	Revalued amounts RMB millions
Buildings and improvements	10,091	704	(65)	10,730
Telecommunications network plant and equipment	72,572	—	(14,119)	58,453
Furniture, fixture, motor vehicles and other equipment	2,863	56	(506)	2,413
	85,526	760	(14,690)	71,596

The reduction in the carrying amounts was primarily the result of the-then market decline in the replacement cost of certain network switching equipment during the years prior to 2002. The net deficit on the revaluation of the Predecessor Operations' property, plant and equipment of RMB7,776 million and net deficit on the revaluation of the Acquired Group's property, plant and equipment of RMB13,930 million were reflected in the consolidated balance sheet of the Group as at 31 December 2001 and 31 December 2002 respectively.

4. CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions
Balance at beginning of year	27,969	—
Additions	39,708	106
Transferred to property, plant and equipment	(44,887)	(29)
Balance at end of year	22,790	77

5. INTERESTS IN SUBSIDIARIES

	The Company	
	2003	2002
	RMB millions	RMB millions
Share of net assets	**164,821**	142,706

Details of the Company's subsidiaries at 31 December 2003, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB millions)
Shanghai Telecom Company Limited	Limited company	11 October 2002	15,984
Guangdong Telecom Company Limited	Limited company	10 October 2002	47,513
Jiangsu Telecom Company Limited	Limited company	19 October2002	19,208
Zhejiang Telecom Company Limited	Limited company	10 October 2002	22,400
Anhui Telecom Company Limited	Limited company	26 August 2003	3,871
Fujian Telecom Company Limited	Limited company	28 August 2003	10,364
Jiangxi Telecom Company Limited	Limited company	18 September 2003	1,153
Guangxi Telecom Company Limited	Limited company	28 August 2003	4,992
Chongqing Telecom Company Limited	Limited company	22 August 2003	4,276
Sichuan Telecom Company Limited	Limited company	28 August 2003	8,123

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

6. INTERESTS IN ASSOCIATES

	The Group	
	2003	2002
	RMB millions	RMB millions
Share of net assets	**513**	464

6. INTERESTS IN ASSOCIATES *(continued)*

The Group's interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group's financial conditions or results of operations for all periods presented. Details of the Group's principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services
Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

7. INVESTMENTS

	The Group	
	2003	2002
	RMB millions	RMB millions
Unlisted equity investments	**205**	271

Unlisted equity investments mainly represent the Group's various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

8. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance	
	2003	2002	**2003**	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions	**RMB millions**	RMB millions
Current						
Provisions, primarily for receivables	**198**	99	**—**	—	**198**	99
Non-Current						
Property, plant and equipment	**67**	—	**(579)**	(193)	**(512)**	(193)
Deferred revenues and installation costs	**1,788**	1,035	**(746)**	(425)	**1,042**	610
Land use rights	**6,261**	6,392	**—**	—	**6,261**	6,392
Deferred tax assets/(liabilities)	**8,314**	7,526	**(1,325)**	(618)	**6,989**	6,908

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets as at 31 December 2002 and 2003. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realise the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended 31 December 2002 and 2003 in respect of deferred tax assets arising from temporary differences.

8. DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2002 RMB millions	Recognised in statement of income RMB millions	Recognised in shareholders' equity RMB millions	Balance at 31 December 2002 RMB millions
Current					
Provisions, primarily for receivables .	(ii)	362	106	(369)	99
Non-current					
Property, plant and equipment	(ii)	(5,190)	4,010	987	(193)
Deferred revenues and installation costs	(ii)	534	674	(598)	610
Tax loss	(i)	—	163	(163)	—
Land use rights	(iii)	4,059	(75)	2,408	6,392
Net deferred tax (liabilities)/assets		(235)	4,878 (Note 24)	2,265	6,908

8. DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

	Balance at 1 January 2003 RMB millions	Recognised in statement of income RMB millions	Recognised in shareholders' equity RMB millions	Balance at 31 December 2003 RMB millions
Current				
Provisions, primarily for receivables	99	99	—	198
Non-current				
Property, plant and equipment	(193)	(319)	—	(512)
Deferred revenues and installation costs	610	432	—	1,042
Land use rights	6,392	(131)	—	6,261
Net deferred tax assets	6,908	81 (Note 24)	—	6,989

Note:

(i) Represents net tax loss carry forward of the Acquired Group for the year. As the tax loss was utilised by China Telecom in the same tax year, the utilisation of the deferred tax asset was reflected as a distribution to China Telecom in the statement of shareholders' equity.

(ii) As described in Note 3, in connection with the Restructuring and the Acquisition, the property, plant and equipment of the Predecessor Operations and the Acquired Group were revalued. The tax bases of these assets have been adjusted to conform to the respective revalued amounts. In addition, in connection with the Restructuring and the Acquisition, the tax bases of the assets and liabilities of the Predecessor Operations and the Acquired Group that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reductions in net deferred tax liabilities of RMB4,887 million as at 31 December 2001 and RMB20 million as at 31 December 2002 were credited to shareholders' equity.

(iii) In connection with the Restructuring and the Acquisition, the Predecessor Operations' and the Acquired Group's land use rights, which as at 31 December 2001 and 31 December 2002 had a total carrying amount of RMB2,638 million and RMB617 million, respectively, were revalued as required by the relevant PRC rules and regulations. The revalued amounts of the Predecessor Operations' and the Acquired Group's land use rights as at 31 December 2001 and 31 December 2002 were determined at RMB14,939 million and RMB7,913 million, respectively. The tax bases of the land use rights have been adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with carrying amount of RMB4,059 million and RMB2,408 million as at 31 December 2001 and 31 December 2002, respectively, with corresponding increases in shareholders' equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realise the benefits of the deferred tax assets.

9. INVENTORIES

Inventories represent:

	The Group	
	2003	2002
	RMB millions	RMB millions
Materials and supplies	1,530	1,435
Goods for resale	800	318
	2,330	1,753

10. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	The Group	
	2003	2002
	RMB millions	RMB millions
Accounts receivable	11,278	10,105
Less: Allowance for doubtful accounts	(1,091)	(1,047)
	10,187	9,058

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

10. ACCOUNTS RECEIVABLE, NET *(continued)*

The following table summarises the changes in the allowance for doubtful accounts:

	The Group	
	2003	2002
	RMB millions	RMB millions
At beginning of year	**1,047**	1,123
Provision for doubtful accounts	**670**	625
Accounts receivable written off	**(626)**	(701)
At end of year	**1,091**	1,047

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group	
	2003	2002
	RMB millions	RMB millions
Current, within 1 month	**7,919**	7,124
1 to 3 months	**841**	801
4 to 12 months	**656**	574
More than 12 months	**400**	427
	9,816	8,926
Less: Allowance for doubtful accounts	**(1,056)**	(1,001)
	8,760	7,925

10. ACCOUNTS RECEIVABLE, NET *(continued)*

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	The Group	
	2003	2002
	RMB millions	RMB millions
Current, within 1 month	**923**	578
1 to 3 months	**228**	237
4 to 12 months	**211**	239
More than 12 months	**100**	125
	1,462	1,179
Less: Allowance for doubtful accounts	**(35)**	(46)
	1,427	1,133

11. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions
Amounts due from China Telecom Group	**479**	480	**31**	34
Amounts due from subsidiaries	**—**	—	**1,737**	1,493
Prepayments in connection with construction work and equipment purchases	**394**	675	**—**	—
Prepaid expenses and deposits	**412**	456	**6**	—
Other receivables	**1,155**	1,241	**2**	—
	2,440	2,852	**1,776**	1,527

102

12. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions
Cash at bank and in hand	**9,851**	13,828	**990**	4,815
Time deposits with maturity within three months	**268**	4,857	**200**	4,755
	10,119	18,685	**1,190**	9,570

13. SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group	
	2003	2002
	RMB millions	RMB millions
Bank loans	**40,097**	40,336

Weighted average interest rate of the Group's short-term debt as at 31 December 2003 was 4.6% (2002: 4.7%).

13. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Long-term debt comprises:

	Interest rates and final maturity	The Group 2003 RMB millions	The Group 2002 RMB millions	The Company 2003 RMB millions	The Company 2002 RMB millions
Bank loans					
Renminbi denominated	Interest rates ranging from 2.3% to 6.2% per annum with maturities through 2007	**15,705**	16,648	—	—
US Dollars denominated	Interest rates ranging from 0.6% to 7.6% per annum with maturities through 2038	**2,053**	3,321	—	—
Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2022	**2,832**	2,838	—	—
Euro denominated	Interest rates ranging from 0.5% to 8.1% per annum with maturities through 2032	**504**	436	—	—
Other currencies		**5**	17	—	—
		21,099	23,260	—	—
Other loans					
Renminbi denominated		—	8	—	—
Amount due to China Telecom					
Renminbi denominated	Note (i)	**35,000**	—	**35,000**	—
Total long-term debt		**56,099**	23,268	**35,000**	
Less: current portion		**(6,434)**	(5,674)	—	—
Non-current portion		**49,665**	17,594	**35,000**	—

Note (i) This represents the amount payable to China Telecom in respect of the Acquisition (Note 1). For the first five years after the date of the Acquisition, the Company will pay interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate will be adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013. However, the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

13. SHORT-TERM AND LONG-TERM DEBT *(continued)*

As at 31 December 2003, no bank loans were secured. As at 31 December 2002, bank loans of RMB26 million were secured by certain of the Group's property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB3 million as at 31 December 2002.

The aggregate maturities of the Group's and the Company's long-term debt subsequent to 31 December 2003 are as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions
Within 1 year	**6,434**	5,674	**—**	—
Between 1 to 2 years	**5,386**	7,496	**—**	—
Between 2 to 3 years	**5,590**	4,675	**—**	—
Between 3 to 4 years	**1,060**	1,786	**—**	—
Between 4 to 5 years	**467**	389	**—**	—
Thereafter	**37,162**	3,248	**35,000**	—
	56,099	23,268	**35,000**	—

The Group's short-term and long-term debts do not contain any financial covenants. As at 31 December 2003, the Group had available credit facilities of RMB17,829 million (2002: RMB9,079 million) which it can draw upon.

14. ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB	RMB	**RMB**	RMB
	millions	millions	**millions**	millions
Third parties	**17,203**	18,079	**106**	—
China Telecom Group	**2,926**	3,649	**—**	—
	20,129	21,728	**106**	—

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

Ageing analysis of accounts payable is as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB	RMB	**RMB**	RMB
	millions	millions	**millions**	millions
Due within 1 month or on demand	**2,708**	3,220	**106**	—
Due after 1 month but within 3 months	**3,608**	3,718	**—**	—
Due after 3 months but within 6 months	**6,009**	4,696	**—**	—
Due after 6 months	**7,804**	10,094	**—**	—
	20,129	21,728	**106**	—

15. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions
Distributions payable to China Telecom	**—**	196	**—**	—
Amounts due to China Telecom Group	**1,779**	2,360	**319**	—
Accrued expenses	**11,354**	12,587	**656**	570
Customer deposits and receipts in advance	**2,856**	1,154	**—**	—
	15,989	16,297	**975**	570

16. FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analysed as follows:

	The Group	
	2003	2002
	RMB millions	RMB millions
Within 1 year	**20**	67
Between 1 to 2 years	**20**	73
Between 2 to 3 years	**—**	18
Total minimum lease payments	**40**	158
Less: finance charges related to future periods	**(2)**	(9)
Present value of minimum lease payments	**38**	149
Less: current portion	**(19)**	(67)
Non-current portion	**19**	82

17. DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group	
	2003	2002
	RMB millions	RMB millions
Balance at beginning of year	**43,339**	50,590
Additions for the year		
— installation fees	**2,534**	3,014
— calling cards	**4,464**	6,865
	6,998	9,879
Reduction for the year		
— amortisation of connection fees	**(7,885)**	(8,554)
— amortisation of installation fees	**(1,831)**	(1,575)
— usage of calling cards	**(4,629)**	(7,001)
Balance at end of year	**35,992**	43,339
Representing:		
— Current portion	**10,603**	11,604
— Non-current portion	**25,389**	31,735
	35,992	43,339

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2003, the unamortised portion of these costs was RMB8,720 million (2002: RMB8,761 million).

18. SHARE CAPITAL

	The Group and the Company	
	2003	2002
	RMB millions	RMB millions
Registered, issued and fully paid		
67,586,776,503 ordinary domestic shares of RMB1.00 each	**67,587**	67,587
8,027,410,000 overseas listed H shares of RMB1.00 each	**8,027**	8,027
	75,614	75,614

The Company was incorporated on 10 September 2002 with a registered capital of 68,317,270,803 ordinary domestic shares with a par value of RMB1.00 each. Such shares were issued to China Telecom in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1). As part of a reform plan approved by the State Council on the administration of rural telecommunications services, China Telecom transferred a portion of its shareholdings in the Company to certain state-owned enterprises ("Other Domestic Shareholders") owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province.

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 4 November 2002 and approvals from relevant government authorities, the Company was authorised to increase its share capital to a maximum of 76,216 million shares with a par value of RMB1.00 each and offer not more than 7,899 million of such shares to investors outside the PRC. China Telecom and the Other Domestic Shareholders were authorised to offer not more than 791 million shares in aggregate of their shareholdings in the Company to investors outside the PRC. The shares sold by China Telecom and the Other Domestic Shareholders to investors outside the PRC would be converted into H shares.

In November 2002, the Company issued 6,868,767,600 H shares with a par value of RMB1.00 each, representing 377,820,000 H shares and 64,909,476 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$1.47 per H share and US$18.98 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 687,632,400 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors.

18. SHARE CAPITAL *(continued)*

In December 2002, the Company issued 428,148,100 H shares with a par value of RMB1.00 each, representing 4,281,481 ADSs at US$18.98 per ADS to overseas investors upon exercise of an over-allotment option granted to the underwriters in connection with the global initial public offering. In addition, 42,861,900 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to overseas investors.

All ordinary domestic shares and H shares rank pari passu in all material respects.

19. RESERVES

The Group	Capital reserve RMB millions	Share premium RMB millions	Revaluation reserve RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Other reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2002, as adjusted (Note 1)	—	—	4,154	—	—	41,730	89,272	135,156
Capitalisation as share capital upon incorporation of the Company (Note (i))	20,955	—	—	—	—	—	(89,272)	(68,317)
Issue of shares, net of issuing expenses of RMB796 million	—	3,362	—	—	—	—	—	3,362
Net profit	—	—	—	—	—	—	9,773	9,773
Contributions from China Telecom	—	—	—	—	—	—	1,482	1,482
Distributions to China Telecom	—	—	—	—	—	—	(2,221)	(2,221)
Assets distributed to China Telecom in connection with the Acquisition	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves	—	—	—	—	—	(12,999)	12,999	—
Appropriations (Notes (ii) and (iii))	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realised	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realised	—	—	—	—	—	(75)	75	—
Balance as at 31 December 2002	20,955	3,362	4,904	8,121	1,624	31,064	7,204	77,234
Net profit	—	—	—	—	—	—	24,686	24,686
Contributions from China Telecom	—	—	—	—	—	—	60	60
Transfer from retained earnings to other reserves	—	—	—	—	—	6,589	(6,589)	—
Consideration for the acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve	(14,388)	—	—	—	—	14,388	—	—
Appropriations (Notes (ii) and (iii))	—	—	—	7,340	1,748	—	(9,088)	—
Dividends (Note 28)	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised	—	—	—	—	—	(131)	131	—
Balance as at 31 December 2003	6,567	3,362	4,887	15,461	3,372	6,261	15,748	55,658

19. RESERVES *(continued)*

The Company	Capital reserve RMB millions	Share premium RMB millions	Revaluation reserve RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Other reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2002, as adjusted (Note 1)	—	—	—	—	—	37,671	—	37,671
Capitalisation upon incorporation of the Company	20,955	—	4,154	—	—	4,059	—	29,168
Issue of shares, net of issuing expenses of RMB796 million	—	3,362	—	—	—	—	—	3,362
Net profit	—	—	—	—	—	—	9,773	9,773
Contributions from China Telecom	—	—	—	—	—	—	1,482	1,482
Distributions to China Telecom	—	—	—	—	—	—	(2,221)	(2,221)
Assets distributed to China Telecom in connection with the Acquisition	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves	—	—	—	—	—	(12,999)	12,999	—
Appropriations (Notes (ii) and (iii))	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realised	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realised	—	—	—	—	—	(75)	75	—
Balance as at 31 December 2002	20,955	3,362	4,904	8,121	1,624	31,064	7,204	77,234
Net profit	—	—	—	—	—	—	24,686	24,686
Contributions from China Telecom	—	—	—	—	—	—	60	60
Transfer from retained earnings to other reserves	—	—	—	—	—	6,589	(6,589)	—
Consideration for the acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve	(14,388)	—	—	—	—	14,388	—	—
Appropriations (Notes (ii) and (iii))	—	—	—	7,340	1,748	—	(9,088)	—
Dividends (Note 28)	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised	—	—	—	—	—	(131)	131	—
Balance as at 31 December 2003	6,567	3,362	4,887	15,461	3,372	6,261	15,748	55,658

Note:

(i) The amount of RMB68,317 million represents the par value of shares issued to China Telecom upon incorporation of the Company.

(ii) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2003, the Company transferred RMB1,748 million (2002: RMB1,624 million), being 10% of the year's net profit determined in accordance with PRC accounting rules and regulations, to this reserve.

19. RESERVES *(continued)*

According to the Company's Articles of Association, the Directors authorised, subject to shareholders' approval, for the year ended 31 December 2003, the transfer of RMB5,592 million (2002: RMB6,497 million), being 32% (2002: 40%) of the year's net profit determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The surplus reserves are non-distributable other than liquidation and can be used to make good of previous years' losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iii) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended 31 December 2003, the Directors authorised, subject to shareholders' approval, the transfer of RMB1,748 million (2002: RMB1,624 million), being 10% (2002: 10%) of the year's net profit determined in accordance with the PRC accounting rules and regulations, to this fund.

(iv) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2003, the amount of retained earnings available for distribution was RMB14,212 million (2002: RMB6,497 million), being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of RMB5,210 million in respect of the financial year 2003 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 28).

20. OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group's operating revenues are as follows:

		The Group	
	Note	2003 RMB millions	2002 RMB millions
Upfront connection fees	(i)	**7,885**	8,554
Upfront installation fees	(ii)	**1,831**	1,575
Monthly fees	(iii)	**20,429**	18,998
Local usage fees	(iv)	**35,761**	34,433
DLD	(iv)	**19,888**	20,123
ILD	(iv)	**3,770**	3,694
Internet	(v)	**8,160**	4,914
Managed data	(vi)	**2,540**	2,431
Interconnections	(vii)	**6,444**	5,921
Leased line	(viii)	**3,915**	4,214
Others	(ix)	**7,828**	4,707
		118,451	109,564

Note:

(i) Represent the amortised amount of the upfront fees received for initial activation of wireline services.

(ii) Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii) Represent amounts charged to customers each month for their use of the Group's telephone services.

(iv) Represent usage fees charged to customers for the provision of telephone services.

(v) Represent amounts charged to customers for the provision of Internet access services.

(vi) Represent amounts charged to customers for the provision of managed data transmission services.

(vii) Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group's wireline telecommunications networks.

(viii) Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group's wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix) Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

21. OTHER OPERATING EXPENSES

Other operating expenses consist of:

	Note	The Group 2003 RMB millions	The Group 2002 RMB millions
Interconnection charges	(i)	**2,848**	2,828
Donations		**28**	28
Others		**20**	17
		2,896	2,873

Note:

(i) Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's wireline telecommunications networks.

22. TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2003 include personnel expenses of RMB15,251 million (2002: RMB13,315 million) and auditors' remuneration of RMB36 million (2002: RMB19 million).

23. NET FINANCE COSTS

Net finance costs comprise:

	The Group 2003 RMB millions	The Group 2002 RMB millions
Interest expense incurred	**2,890**	3,201
Less: Interest expense capitalised*	**(1,177)**	(1,196)
Net interest expense	**1,713**	2,005
Interest income	**(276)**	(174)
Foreign exchange losses	**422**	330
Foreign exchange gains	**(45)**	(17)
	1,814	2,144
* Interest expense was capitalised in construction in progress at the following rates per annum	**4.3% to 5.5%**	4.4% to 5.6%

24. TAXATION

Taxation in the consolidated statement of income comprises:

	The Group	
	2003	2002
	RMB millions	RMB millions
Provision for PRC income tax	**6,014**	4,296
Deferred taxation (Note 8)	**(81)**	(4,878)
	5,933	(582)

A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

		The Group	
		2003	2002
	Note	**RMB millions**	RMB millions
Profit before taxation and minority interests		**30,675**	9,263
Expected PRC income tax expense at statutory tax rate of 33%	(i)	**10,123**	3,057
Differential tax rate on subsidiaries' income	(i)	**(692)**	(708)
Non-deductible expenses	(ii)	**291**	800
Non-taxable income	(iii)	**(3,789)**	(3,731)
Income tax		**5,933**	(582)

Note:

(i) The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii) Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii) Amounts primarily represent connection fees received from customers which are not subject to income tax.

25. DIRECTORS' AND SUPERVISORS' REMUNERATION

The following table sets out the remuneration received or receivable by the Company's directors and supervisors during the periods presented:

	2003 RMB thousand	2002 RMB thousand
Fees	**452**	127
Salaries, allowances and benefits in kind	**4,618**	3,148
Retirement benefits	**493**	211
	5,563	3,486

Included in the directors' and supervisors' remuneration were fees of RMB452,000 (2002: RMB127,000) paid or payable to the independent non-executive directors and independent supervisors for the year ended 31 December 2003.

The number of directors and supervisors whose remuneration falls within the following band is set out below:

	2003 Number	2002 Number
HK$ equivalent		
Nil–1,000,000	**17**	16

None of the directors and supervisors received any fees, bonuses, inducements, or compensation for loss of office, or waived any emoluments during the periods presented.

26. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group during the periods presented, one is a director of the Company and his remuneration has been included in Note 25 above. The following table sets out the emoluments of the Group's remaining four highest paid employees who were not directors or supervisors of the Company during the periods presented:

	2003 RMB thousand	2002 RMB thousand
Salaries, allowances and benefits in kind	1,627	1,614
Retirement benefits	97	110
	1,724	1,724

The number of these employees whose emoluments fall within the following band is set out below:

	2003 Number	2002 Number
HK$ equivalent		
Nil–1,000,000	4	4

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

27. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of RMB24,686 million (2002: RMB9,773 million) which has been dealt with in the stand-alone financial statements of the Company.

28. DIVIDENDS

Pursuant to a resolution passed at the Directors' meeting on 17 March 2004, a final dividend of RMB0.0689 per share totalling RMB5,210 million was proposed for shareholders' approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2003.

Pursuant to the shareholders' approval at the Annual General Meeting held on 20 June 2003, a final dividend of RMB0.008897 per share totalling RMB673 million in respect of the year ended 31 December 2002 was declared and was paid on 10 July 2003.

29. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit of RMB24,686 million and the weighted average number of shares in issue during the year of 75,614,186,503 shares. The calculation of basic earnings per share for the year ended 31 December 2002 is based on the net profit of RMB9,773 million and the weighted average number of shares in issue during the year of 69,241,674,942 shares, as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on 10 September 2002 had been outstanding throughout the year 2002. The weighted average number of shares for the year ended 31 December 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company's global initial public offering (Note 18).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

30. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2003 and 2002, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year were as follows:

	The Group	
	2003	2002
	RMB millions	RMB millions
Within 1 year	**500**	487
Between 1 to 2 years	**200**	375
Between 2 to 3 years	**117**	128
Between 3 to 4 years	**113**	84
Between 4 to 5 years	**70**	78
Thereafter	**192**	389
Total minimum lease payments	**1,192**	1,541

Total rental expense in respect of operating leases charged to the consolidated statement of income for the year ended 31 December 2003 was RMB989 million (2002: RMB886 million).

30. COMMITMENTS AND CONTINGENCIES *(continued)*

Capital commitments

As at 31 December 2003 and 2002, the Group had capital commitments as follows:

	The Group	
	2003	2002
	RMB	RMB
	millions	millions
Authorised and contracted for		
Properties	**1,571**	1,096
Telecommunications network plant and equipment	**4,633**	7,773
	6,204	8,869
Authorised but not contracted for		
Properties	**1,405**	2,482
Telecommunications network plant and equipment	**7,316**	12,570
	8,721	15,052

Contingent liabilities

(a) The Company and the Group have been advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Group transferred to the Company in connection with the Restructuring and the Acquisition, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisition.

30. COMMITMENTS AND CONTINGENCIES *(continued)*

Contingent liabilities *(continued)*

(b) As at 31 December 2003 and 2002, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB millions	RMB millions	**RMB millions**	RMB millions
China Telecom Group and the Group's investees	**—**	6	**—**	—
Subsidiaries	**—**	—	**1,492**	2,869
Third parties	**—**	151	**—**	—
	—	157	**1,492**	2,869

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses can be estimated. At 31 December 2003 and 2002, it was not probable that the Group would be required to make payments under these guarantees. Thus no liability was accrued for losses related to the Group's obligations under these guarantee arrangements.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

120

31. CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets. The majority of the Group's accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations.

The Group has a diversified base of customers. No single customer contributed more than 10% of revenues for the periods presented.

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC and international financial institutions.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group's operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favourable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group's operating results and financial condition.

31. CONCENTRATION OF RISKS *(continued)*

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People's Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

Interest rate risk

The interest rates and terms of repayment of the Group's debts are disclosed in Note 13.

32. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group conducts business with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. The Group considers that the provision of wireline telecommunications services to the PRC government authorities and affiliates and other state-owned enterprises are activities in the ordinary course of business in the PRC and has not disclosed such services as related party transactions.

The Group is part of a larger group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Under IFRS, state-owned enterprises, other than China Telecom and its affiliates, are not disclosed as related parties. Related parties refer to enterprises over which China Telecom is able to exercise control or significant influence.

32. RELATED PARTY TRANSACTIONS *(continued)*

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

	Note	2003 RMB millions	2002 RMB millions
Purchases of telecommunications equipment and materials	(i)	**213**	1,366
Construction, engineering and information technology services	(ii)	**5,410**	5,625
Provision of community services	(iii)	**1,850**	1,650
Provision of ancillary services	(iv)	**986**	1,439
Operating lease expenses	(v)	**290**	373
Centralised service expenses	(vi)	**369**	483
Interconnection revenues	(vii)	**253**	302
Interconnection charges	(vii)	**685**	687

Note:

(i) Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii) Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii) Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv) Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v) Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vi) Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(vii) Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

32. RELATED PARTY TRANSACTIONS *(continued)*

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

In connection with the Restructuring and the Acquisition, the Group and China Telecom Group entered into a number of agreements effective 1 January 2002 and 1 January 2003, respectively, with terms expiring on 31 December 2005. The terms of the principal agreements are summarised as follows:

(1) The Company has entered into an agreement with China Telecom pursuant to which expenses associated with common corporate services and international telecommunications facilities will be allocated between the Group and China Telecom based on revenues or volume of traffic as appropriate.

(2) The Company has entered into an agreement with China Telecom for interconnection of domestic long distance telephone calls. Pursuant to the interconnection agreement, the telephony operator terminating a telephone call made to its local network shall be entitled to receive a fee prescribed by the Ministry of Information Industry from the operator from which the telephone call is originated.

(3) The Company has entered into an optic fibre leasing agreement with China Telecom pursuant to which the Company will lease the inter-provincial transmission optic fibres in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province from China Telecom. The lease payment will be based on the depreciation charge of the optic fibres.

(4) The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with construction, design, equipment installation, testing and engineering project management services. In addition, the Group has entered into information technology service agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with certain information technology services including office automation and software modification. The amounts to be charged for these services will be determined by reference to market rates as reflected in prices obtained through a tender.

(5) The Group has entered into property leasing agreements with China Telecom Group pursuant to which the Group will lease certain business premises and storage facilities from China Telecom Group. The rental charges will be based on market rates, with reference to amounts stipulated by local price bureaus.

32. RELATED PARTY TRANSACTIONS *(continued)*

(6) The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with the procurement of equipment and materials. The amount to be charged for this service will be based on a percentage not exceeding 1.8% of the contract value of the equipment and materials purchased.

(7) The Group has entered into community services agreements for cultural, educational, hygiene and other community services with China Telecom Group. In addition, the Group has entered into ancillary services agreements with China Telecom Group. The ancillary services to be provided by China Telecom Group will include repairs and maintenance of telecommunications equipment and facilities and certain customer services. Pursuant to these agreements, China Telecom Group will charge the Group for these services in accordance with the following terms:

- government prescribed price;
- where there is no government prescribed price but where there is a government guided price, the government guided price will apply;
- where there is neither a government prescribed price nor a government guided price, the market price will apply;
- where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

China Telecom has agreed to hold and maintain, for the Group's benefit, all licenses received from the Ministry of Information Industry associated with the operations of the Predecessor Operations and the Acquired Group. The licenses maintained by China Telecom were granted by the Ministry of Information Industry at zero or nominal cost. To the extent that China Telecom incurs a cost to maintain or obtain licenses in the future, the Company will reimburse China Telecom for the expenses it incurs.

33. EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 17% to 22% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2003 were RMB1,443 million (2002: RMB1,467 million).

34. STOCK APPRECIATION RIGHTS

The Company implemented a plan of stock appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan.

Under the plan, all stock appreciation rights will have an exercise period of six years. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In March 2003, the Company's compensation committee approved the plan for stock appreciation rights pursuant to which the Company granted 276 million stock appreciation right units to eligible employees during 2003.

The exercise price of stock appreciation rights granted in 2003 is the initial public offering price of the Company's H shares. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company's H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period. For the year ended 31 December 2003, compensation expense recognised was RMB97 million (2002: Nil).

35. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

The disclosures of the fair value estimates, methods and assumptions set forth below for the Group's financial instruments are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarises the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As at 31 December 2003 and 2002, the carrying amounts and fair values of the Group's long-term debt were as follows:

	2003		2002	
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	56,099	56,296	23,268	23,854

The Group's long term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

36. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company of the Group at 31 December 2003 to be China Telecommunications Corporation, a state-owned enterprise established in the PRC.

The Group's accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net profit and shareholders' equity are set out below.

(a) **Revaluation of property, plant and equipment**

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations were revalued as at 31 December 2001 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders' equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Acquisition, the property, plant and equipment of the Acquired Group were revalued as at 31 December 2002 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to shareholders' equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group's property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring and the Acquisition, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the charge to income recorded under IFRS as a result of the Restructuring and the Acquisition are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders' equity.

(b) Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical cost carrying amount and included in current earnings.

(c) Related party transactions

Under IFRS, transactions with state-controlled enterprises other than China Telecom and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in Note 32 on the financial statements only refer to transactions with China Telecom Group.

Under US GAAP, there are no similar exemptions. The Group's principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	2003 RMB millions	2002 RMB millions
Interconnection revenues	**5,010**	3,967
Interconnection charges	**898**	668
Leased line revenues	**2,751**	3,586

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

(d) Recently issued accounting standards

SFAS No.150

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No. 150 was effective for instruments entered into or modified after 31 May 2003 and otherwise will be effective at the beginning of the first financial year beginning after 15 June 2003. FASB Staff Position No. FAS150-3 deferred certain provisions of SFAS No.150 for certain mandatorily redeemable non-controlling interests. The Group currently does not have any financial instruments that are within the scope of SFAS No. 150.

FIN No. 46R

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities ("VIEs") created after 31 December 2003. For variable interests in VIEs created before 1 January 2004, the Interpretation will be applied beginning on 1 January 2005. For any VIEs that must be consolidated under FIN 46R that were created before 1 January 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

(e) **Reconciliation of net profit and shareholders' equity under IFRS to US GAAP**

The effect on net profit of significant differences between IFRS and US GAAP for the years ended 31 December 2003 and 2002 is as follows:

	(Note) 2003 US$ millions	2003 RMB millions	2002 RMB millions
Net profit under IFRS	2,983	24,686	9,773
US GAAP adjustments:			
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests	—	—	14,690
Depreciation on revalued property, plant and equipment	(476)	(3,940)	(1,542)
Disposal of revalued property, plant and equipment	(7)	(60)	(55)
Deferred tax effect of US GAAP adjustments	159	1,320	(4,321)
Net profit under US GAAP	2,659	22,006	18,545
Basic earnings per share under US GAAP	0.04	0.29	0.27
Basic earnings per ADS* under US GAAP	3.52	29.10	26.78

* Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

(e) Reconciliation of net profit and shareholders' equity under IFRS to US GAAP *(continued)*

The effect on shareholders' equity of significant differences between IFRS and US GAAP as at 31 December 2003 and 2002 is as follows:

	(Note) 2003 US$ millions	2003 RMB millions	2002 RMB millions
Shareholders' equity under IFRS	**15,860**	**131,272**	152,848
US GAAP adjustments:			
Revaluation of property, plant and equipment, net of minority interests	**1,935**	**16,017**	20,017
Deferred tax effect of US GAAP adjustment	**(642)**	**(5,316)**	(6,636)
Shareholders' equity under US GAAP	**17,153**	**141,973**	166,229

Note:

Solely for the convenience of the reader, the amounts for 2003 have been translated into United States dollars at the noon buying rate in New York City on 31 December 2003 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2767. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2003, or at any other date.

(Amounts in millions)

	Year ended 31 December				
	2003	2002	2001	2000	1999
	RMB	RMB	RMB	RMB	RMB
		(Note)	(Note)	(Note)	(Note)
Results					
Upfront connection fees	**7,885**	8,554	8,896	8,877	8,391
Upfront installation fees	**1,831**	1,575	1,264	971	751
Monthly fees	**20,429**	18,998	15,300	11,071	9,505
Local usage fees	**35,761**	34,433	32,502	31,800	28,282
DLD	**19,888**	20,123	20,625	23,853	21,551
ILD	**3,770**	3,694	3,785	5,787	6,819
Internet	**8,160**	4,914	2,800	1,455	544
Managed data	**2,540**	2,431	2,052	2,261	1,888
Interconnections	**6,444**	5,921	5,316	6,247	5,876
Leased line	**3,915**	4,214	4,040	6,302	6,264
Other	**7,828**	4,707	3,917	2,809	2,236
Operating revenues	**118,451**	109,564	100,497	101,433	92,107
Depreciation and amortisation	**(32,921)**	(33,005)	(30,175)	(26,606)	(22,444)
Network operations and support	**(31,883)**	(32,228)	(31,890)	(29,419)	(24,871)
Selling, general and administrative	**(18,303)**	(15,461)	(13,951)	(14,410)	(11,543)
Other operating expenses	**(2,896)**	(2,873)	(1,865)	(1,735)	(1,188)
Operating expenses	**(86,003)**	(83,567)	(77,881)	(72,170)	(60,046)
Operating profit	**32,448**	25,997	22,616	29,263	32,061
Deficit on revaluation of property, plant and equipment	**—**	(14,690)	(11,930)	—	—
Net finance costs	**(1,814)**	(2,144)	(876)	(452)	(1,020)
Investment income	**7**	63	301	159	106
Share of profit from associates	**34**	37	22	45	20
Profit before taxation and minority interests	**30,675**	9,263	10,133	29,015	31,167
Taxation	**(5,933)**	582	(161)	(5,596)	(6,409)
Profit before minority interests	**24,742**	9,845	9,972	23,419	24,758
Minority interests	**(56)**	(72)	14	(75)	(101)
Profit attributable to shareholders	**24,686**	9,773	9,986	23,344	24,657
Basic earning per share	**0.33**	0.14	0.15	0.34	0.36

(Amounts in millions)

	As at 31 December				
	2003	2002	2001	2000	1999
	RMB	RMB	RMB	RMB	RMB
		(Note)	(Note)	(Note)	(Note)
Financial condition					
Property, plant and equipment, net	**235,211**	220,761	221,333	202,659	180,807
Construction in progress	**22,790**	27,969	32,764	39,615	37,712
Other non-current assets	**22,100**	21,181	21,195	19,926	15,133
Cash and bank deposits	**10,547**	20,037	8,247	18,737	22,342
Other current assets	**14,957**	13,663	15,549	20,313	20,550
Total assets	305,605	303,611	299,088	301,250	276,544
Current liabilities	**96,666**	99,548	96,209	83,616	70,626
Non-current liabilities	**76,398**	50,029	66,735	82,485	85,868
Total liabilities	173,064	149,577	162,944	166,101	156,494
Minority interests	**1,269**	1,186	988	991	922
Shareholders' equity	131,272	152,848	135,156	134,158	119,128
Total liabilities and shareholders' equity	305,605	303,611	299,088	301,250	276,544

Note: On 31 December 2003, we acquired the entire equity interests in the Acquired Companies from China Telecommunications Corporation. As we and the Acquired Companies were under the common control of China Telecommunications Corporation, our acquisition of the Acquired Companies has been treated as a "combination of entities under common control", which was accounted for in a manner similar to a pooling-of-interests ("as-if-pooling-of-interests accounting"). Accordingly, the assets and liabilities of the Acquired Companies have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the Acquired Companies on a combined basis.

134

CHINA TELECOM CORPORATION LIMITED
31 Jinrong Street, Xicheng District, Beijing,
100032. P.R. China.
Tel.: (86) 10 6642 8166
Fax: (86) 10 6601 0728